As filed with the Securities and Exchange Commission on October 17, 2000
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

Integrated Surgical Systems, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	68-0232575 (I.R.S. Employer Identification Number)

1850 Research Park Drive
Davis, California 95616-4884
Telephone: (530) 792-2600
Telecopier: (530) 792-2690
(Address and telephone number of principal executive offices)

Dr. Ramesh C. Trivedi
Chief Executive Officer and President
INTEGRATED SURGICAL SYSTEMS, INC.
1850 Research Park Drive
Davis, California 95616-4884
Telephone: (530) 792-2600
Telecopier: (530) 792-2690
 (Name, address and telephone number of agent for service)

Copies to:

Jack Becker, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, N.Y. 10158-0125
Telephone: (212) 687-3860
Telecopier. (212) 949-7052

Approximate Date of Proposed Sale to the Public:
As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

_____________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Offering Price (1)	Amount of Registration Fee
Common Stock, $.01 par value	24,035,000(2)	$0.38 (3)	$9,133,300	$2,411.19

  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933.

  Represents shares to be sold by the selling securityholder named herein. Also includes an indeterminate number of shares that the selling securityholder may acquire as a result of a stock split, stock dividend or similar transaction involving the common stock pursuant to the antidilution provisions of warrants.

  Calculated solely for the purpose of determining the registration fee pursuant to Rule 457(e) based upon the closing price of the common stock on the Nasdaq SmallCap Market on October 13, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Preliminary prospectus dated October 17, 2000, subject to completion

Integrated Surgical Systems, Inc.

Common Stock

Triton West Group, Inc. is offering and selling up to 24,035,000 shares of our common stock, that we may sell to Triton under an equity line of credit agreement or upon exercise of warrants issued under that agreement. Triton is an "underwriter" within the meaning of the Securities Act of the shares offered and sold under this prospectus.

Our common stock is quoted on The Nasdaq SmallCap Market under the symbol "RDOC", and is listed on The Pacific Exchange Inc. under the symbol "ROB". The common stock also has been admitted for trading on the European Association of Securities Dealers' Automated Quotation system under the symbol "RDOC".

The common stock is a speculative investment and involves a high degree of risk. You should read the description of certain risks under the caption "Risk Factors" commencing on page 2 before purchasing the common stock.

Our executive offices are at 1850 Research Park Drive, Davis, California 95616-4884, and our telephone number is 530-792-2600.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2000

 Information Contained in this Prospectus is Subject to Completion or Amendment. A Registration Statement Relating to These Securities Has Been Filed With The Securities And Exchange Commission. These Securities May Not Be Sold Nor May Offers to Buy Be Sold Nor May Offers to Buy Be Accepted Prior to The Time The Registration Statement Becomes Effective. This Prospectus Shall Not Constitute An Offer to Sell or the Solicitation of an Offer to Buy Nor Shall There Be Any Sale of These Securities in Any State in Which Such Offer, Solicitation or Sale Would Be Unlawful Prior to Registration or Qualification under the Securities Laws of Any State.

Table of Contents

Information About Integrated Surgical Systems, Inc.

Recent Developments

Equity Line Financing

Risk Factors

Market for Common Stock

Dividend Policy

Management's Discussion and Analysis of Financial Condition
  and Results of Operations

Business

Management

Security Ownership of Certain Beneficial Owners and Management

Certain Transactions

Selling Securityholder

Plan of Distribution

Description of Securities

Where You Can Find More Information

Legal Matters

Experts

Index to Consolidated Financial Statements

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No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the selling securityholder or us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs such date.

Information About Integrated Surgical Systems, Inc.

We develop, assemble, market and service image-directed, computer- controlled robotic products for orthopaedic and neurosurgical applications. Our principal orthopaedic product is the ROBODOC (A) Surgical Assistant System, consisting of a computer-controlled surgical robot and our ORTHODOC Presurgical Planner, and our principal neurosurgical product is the NeuroMate System. We were incorporated under the laws of the State of Delaware on October 1, 1990.

Recent Developments

Series H Convertible Preferred Stock Financing

On August 17, 2000, we issued an aggregate of 1,200 shares of series H convertible preferred stock and warrants to purchase 500,000 shares of common stock to four "accredited investors", within the meaning of Rule 501(a) of Regulation D under the Securities Act, for a total purchase price of $1,200,000. Each share of the preferred stock has a stated value of $1,000 per share and is convertible into common stock at a conversion price equal to 80% of the lowest sale price of the common stock on The Nasdaq SmallCap Market over the five trading days preceding the date of conversion. The number of shares of common stock that may be acquired upon conversion is determined by dividing the stated value of the number of shares of preferred stock to be converted by the conversion price, subject to a maximum conversion price of $1.06 per share. The warrants may be exercised during the period commencing February 18, 2001 and ending February 17, 2004. The initial exercise price of 250,000 of the warrants is $0.93 per share, and the initial exercise price of the remaining 250,000 warrants is $1.02 per share.

Equity Line Financing

We have entered into an equity line of credit agreement for the sale of $12,000,000 of our common stock with Triton West Group, Inc. Under the terms of the agreement, we may sell shares of common stock over a three - year period to Triton at a price equal to 85% of the lowest closing bid price during the nine trading days commencing two trading days prior to the delivery of a purchase notice to Triton. The maximum dollar amount of shares that may be purchased on each closing date depends upon the average closing bid price and average trading volume of the common stock for the 30 trading days preceding the day we deliver a purchase notice to Triton, as indicated by the chart presented below.

Average Trading Volume For Preceding 30 Trading Days
Average Closing Bid Price of Common Stock for Preceding 30 Trading Days	15,000-50,000	50,001-100,000	100,001-150,000	More than 150,000
	Maximum Amount of Shares We Can Sell To Triton
$0.50-1.00	$400,000	$400,000	$600,000	$600,000
1.00-3.00	$500,000	$500,000	$750,000	$750,000
3.01-4.50	$500,000	$750,000	$750,000	$1,000,000
4.51-6.00	$750,000	$750,000	$1,000,000	$1,000,000
6.01-7.50	$750,000	$1,000,000	$1,000,000	$1,250,000
7.51-9.00	$1,000,000	$1,000,000	$1,250,000	$1,250,000
More than $9.00	$1,000,000	$1,250,000	$1,250,000	$1,500,000

For example, if the average closing bid price of a share of our common stock is between $0.50 and $1.00, and the average trading volume is more than 100,000 shares for the 30-day trading period preceding the delivery of a purchase notice to Triton, we can sell up to $600,000 of common stock to Triton. But if the trading volume for that 30-day trading period is more than 15,000 shares but not more than 100,000 shares, we only can sell up to $400,000 of common stock to Triton. As illustrated by the table, the amount available to us under the equity line increases as the bid price and trading volume of our common stock increase.

However, if at the time we deliver a purchase notice to Triton, the average closing bid price of a share of common stock has been less than $0.50 for the preceding 30 - day period, we can only sell up to $250,000 of common stock to Triton. The minimum amount of shares we may sell to Triton on any closing date is $100,000. We may not sell shares under the equity line until a registration statement for the resale of the shares is declared effective by the SEC. After the registration statement is declared effective, we may not sell shares to Triton more often than once every fifteen trading days.

We have issued a warrant to purchase 35,000 shares of common stock to Triton in connection with the agreement. The warrant is exercisable at $0.86 per share during the period commencing March 15, 2001 and ending on September 14, 2003. The equity line of credit agreement limits the number of shares that may be issued under the line, including shares that may be acquired upon exercise of warrants, to an aggregate of 3,843,939 shares, representing 19.9% of the shares outstanding on September 15, 2000, the date we entered into the equity line agreement, until stockholders approve the issuance of shares in excess of that number. This limitation is required under the corporate governance rules of the Nasdaq Stock Market, Inc. We will also pay Triton $7,000 at each closing.

Risk Factors

We have a history of operating losses and these losses may continue.

We have experienced significant losses since we began operations. We incurred net losses of approximately $10.2 million for the year ended December 31, 1999 and approximately $10.3 million for the year ended December 31, 1998 and a net loss of approximately $3.5 million for the six months ended June 30, 2000 as compared to a net loss of approximately $4.7 million for the six months ended June 30, 1999. As a result of these losses, we had an accumulated deficit of approximately $52.3 million as of June 30, 2000. We will continue to incur losses until such time, if ever, as we derive significant revenues from the sale of our products.

The report of independent auditors on our December 31, 1999 consolidated financial statements includes an explanatory paragraph concerning our ability to continue as a going concern.

The report of independent auditors on our December 31, 1999 consolidated financial statements includes an explanatory paragraph which indicates there is substantial doubt about our ability to continue as a going concern because of recurring operating losses and an accumulated deficit of approximately $45.8 million as of December 31, 1999.

Our potential future success and financial performance will depend almost entirely on our ability to successfully market the ROBODOC System.

For the near term, we expect to derive most of our revenues from sales of the ROBODOC System. Accordingly, our potential future success and financial performance will depend almost entirely on our ability to successfully market the ROBODOC System. To successfully market the ROBODOC System, we must commit substantial marketing efforts, develop an effective sales and marketing organization, and expend significant funds to inform potential customers, including hospitals and physicians, of the distinctive characteristics and advantages of using the ROBODOC System instead of traditional surgical tools and procedures. Since the ROBODOC System employs innovative technology, rather than being an improvement of existing technology, and represents a substantial capital expenditure, we expect to encounter resistance to change, which we must overcome if the ROBODOC System is to achieve significant market acceptance. Furthermore, our ability to market the ROBODOC System in the United States is dependent upon approval by the U.S. Food and Drug Administration. We cannot give you any assurance that we will obtain FDA approval to market the ROBODOC System in the United States, or that the ROBODOC System will achieve significant market acceptance in the United States, Europe and other foreign markets to generate sufficient revenues to become profitable.

Alternatives to our products may affect our potential future success.

The principal competition for the ROBODOC System is manual surgery performed by orthopaedic surgeons, using surgical power tools and manual devices. The providers of these instruments are the major orthopaedic companies, which include Howmedica, Inc. (a subsidiary of Stryker Corporation), located in New York; Zimmer, Inc. (a subsidiary of Bristol-Myers Squibb Company), located in Indiana; Johnson & Johnson Orthopaedics, Inc. (a subsidiary of Johnson & Johnson), located in New Jersey; DePuy, Inc. (a subsidiary of Johnson & Johnson) located in Indiana; Biomet, Inc., located in Indiana; and Osteonics, Inc. (a subsidiary of the Stryker Corporation), located in New Jersey.

Orto Maquet, a German manufacturer and major supplier of operating tables to hospitals and physicians in Europe, has entered the market with a device intended to compete with the ROBODOC System. Orto Maquet's system requires a preliminary surgical procedure to place positioning pins in the patient's thigh bone prior to performing hip replacement surgery. Although Orto Maquet offers a pre-surgical planning station, only our ROBODOC System offers enhancements that allow the surgeon to plan and perform revision hip surgery, the replacement of a previous hip implant. Orto Maquet has relationships with hospitals and physicians throughout Europe as a supplier of operating tables and has greater financial, marketing and distribution resources than us. Several of our potential customers in Germany have decided to purchase the Orto Maquet system instead of the ROBODOC System due to their preference for doing business with a German company.

The principal competition for the NeuroMate System are frame-based and frameless navigators, which are manually operated. Approximately twenty navigator models have been introduced, including those by Radionics, Sofamor-Danek and Ohio Medical Surgical products, all located in the United States; Elekta, located in Sweden; and Fischer Leibingher and Brain Lab, both located in Germany. In general, there are companies in the medical products industry capable of developing and marketing computer- controlled robotic systems for surgical applications, many of whom have significantly greater financial, technical, manufacturing, marketing and distribution resources than us, and have established reputations in the medical device industry. Furthermore, we cannot give you any assurance that IBM or the University of California, which developed the technology embodied in the ROBODOC System and hold patents relating thereto, will not enter the market or license the technology to other companies.

We cannot give you any assurance that future competition will not have a material adverse effect on our business. The cost of our systems represents a significant capital expenditure for a customer and accordingly may discourage purchases by certain customers.

We need, but have not yet obtained, permission from the U.S. Food and Drug Administration (FDA) to market the ROBODOC System in the United States.

Until recently, based upon pre-filing meetings and other discussions with representatives of the FDA as part of the pre-submission review process, we had been advised that we would have to file a PMA application for the ROBODOC System. Although we intended to file a PMA with the FDA in the second quarter of 1998, we decided to defer the filing to incorporate our pinless DigiMatch Single Surgery System technology, and possibly other technological developments, as part of the PMA application. Our pinless DigiMatch Single Surgery System eliminated a preliminary surgical procedure in which locator pins were placed in a patient's thigh bone prior to ROBODOC hip surgery. Incorporation of the DigiMatch technology necessitated further clinical trials conducted under an FDA approved Investigational Device Exemption (IDE) to demonstrate its safety and effectiveness.

Based upon our discussions with representatives of the FDA, it was suggested that if the ROBODOC System were reclassified from a Class III to a Class II device, it could be cleared for marketing in the U. S. through the 510(k) de novo premarket notification process. Data obtained for the new clinical trials will be used to support the reclassification of the ROBODOC System as a Class II device. In order to obtain FDA clearance of approval, we must demonstrate that the DigiMatch ROBODOC System is safe and effective for its intended use as an alternative to manual total hip replacement techniques. We cannot give you any assurance that the FDA will, in fact, reclassify the ROBODOC System as a Class II device the FDA will agree that the DigiMatch ROBODOC System is safe and effective, or if the FDA grants us permission to market the ROBODOC System in the U. S. , that it will not include unfavorable limitations or restrictions

We may not be able to comply with Quality System and other FDA reporting and inspection requirements.

Assuming we obtain the necessary FDA approvals and clearances for our products, in order to maintain such approvals and clearances we must, among other things, register our establishment and list our devices with the FDA and with certain state agencies, maintain extensive records, report any adverse experiences on the use of our products and submit to periodic inspections by the FDA and certain state agencies. The Food, Drug, and Cosmetic Act also requires devices to be manufactured in accordance with the quality system regulation, which sets forth good manufacturing practices requirements with respect to manufacturing and quality assurance activities. The quality system regulation revises the previous good manufacturing practices regulation and imposes certain enhanced requirements that are likely to increase the cost of compliance, including design controls.

We may not be able to obtain regulatory approvals needed to sell our products in foreign markets.

The introduction of our products in foreign markets has subjected and will continue to subject us to foreign regulatory clearances, which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. We cannot give you any assurance that any of our products will receive further approvals or clearances, if required on a timely basis, or at all.

Our ability to compete successfully may depend, in part, on our ability to obtain and protect patents, protect trade secrets and operate without infringing the proprietary rights of others.

Certain robotic medical technology underlying our products is the subject of a United States patent issued to IBM, which IBM has agreed not to enforce against the manufacture and sale of our products. We have been issued four U.S. patents and filed seven patent applications covering various aspects of our technology.

We cannot give you any assurance that our pending or future patent applications will mature into issued patents, or that we will continue to develop our own patentable technologies. Further, we cannot give you any assurance that any patents that may be issued to us effectively protect our technology or provide a competitive advantage for our products or will not be challenged, invalidated, or circumvented in the future. In addition, we cannot give you any assurance that competitors, many of which have substantially more resources than us and have made substantial investments in competing technologies, will not obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or internationally.

The medical device industry has been characterized by substantial competition and litigation regarding patent and other proprietary rights. We intend to vigorously protect and defend our patents and other proprietary rights relating to our proprietary technology. Litigation alleging infringement claims against us (with or without merit), or instituted by us to enforce patents and to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others, is costly and time consuming. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceedings, we could be prevented from practicing the subject matter claimed in such patents, or could be required to obtain licenses from the patent owners of each patent, or to redesign our products or processes to avoid infringement. We cannot give you any assurance that such licenses would be available or, if available, would be available on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition and results of operations.

Our production experience is limited.

Our success will depends in part on our ability to assemble our products in a timely, cost-effective manner and in compliance with good manufacturing practices, and manufacturing requirements of other countries, including the International Standards Organization 9000 standards and other regulatory requirements. The assembly of our products is a complex operation involving a number of separate processes and components. Our production activities to date have consisted primarily of assembling limited quantities of systems for use in clinical trials and systems for commercial sale. We do not have experience in assembling our products in larger commercial quantities. Furthermore, as a condition to receipt of pre-market approval, our facilities, procedures and practices will be subject to pre-approval and ongoing good manufacturing practices inspections by the FDA.

Manufacturers often encounter difficulties in scaling up manufacturing of new products, including problems involving product yields, quality control and assurance, component and service availability, adequacy of control policies and procedures, lack of qualified personnel, compliance with FDA regulations, and the need for further FDA approval of new manufacturing processes and facilities. We cannot give you any assurance that production yields, costs or quality will not be adversely affected as we seek to increase production, and any such adverse effect could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our supplier of robots.

Although we have multiple sources for most of our components, parts and assemblies used in the ROBODOC and NeuroMate Systems, we are dependent on Sankyo Seiki of Japan for the ROBODOC System robot arm and Audemars-Piguet of Switzerland for the supply of the customized NeuroMate robot. Although we believe we can obtain a robot arm for either the ROBODOC System or the NeuroMate System from other suppliers, with appropriate modifications and engineering effort, we cannot give you any assurance that delays resulting from the required modifications or engineering effort to adapt alternative components would not have a material adverse effect on our business, financial condition and results of operations.

We are dependent on foreign sales.

Since we commenced operations, substantially all of our sales have been to customers in Germany, Austria, France and Japan. We believe that until such time, if ever, as we receive approval from the FDA to market the ROBODOC System in the United States, substantially all of our sales for the ROBODOC System will be derived from customers in foreign markets. Foreign sales are subject to certain risks, including economic or political instability, shipping delays, fluctuations in foreign currency exchange rates, changes in regulatory requirements, custom duties and export quotas and other trade restrictions, any of which could have a material adverse effect on our business. To date, payment for substantially all ROBODOC Systems in Europe has been fixed in U.S. Dollars. However, we cannot give you any assurance that in the future customers will be willing to make payment for our products in U.S. Dollars. If the U.S. Dollar strengthens substantially against the foreign currency of a country in which we sell our products, the cost of purchasing our products in U.S. Dollars would increase and may inhibit purchases of our products by customers in that country. We are unable to predict the nature of future changes in foreign markets or the effect, if any, they might have on us.

Lengthy sales cycle may cause us to recognize the sales price of a system in a subsequent fiscal quarter to the fiscal quarter in which we incurred related marketing and sales expenses.

Since the purchase of a ROBODOC System or NeuroMate System represents a significant capital expenditure for a customer, the placement of orders may be delayed due to customers' internal procedures to approve large capital expenditures. We anticipate that the period between initial contact of a customer for a system and submission of a purchase order by that customer could be as long as 9 to 12 months. Furthermore, the current lead time required by the supplier of the robot for either the ROBODOC System or the NeuroMate System is approximately four months after receipt of the order. We may be required to expend significant cash resources to fund our operations until the purchase price is paid. Accordingly, we may not recognize the sales price of a system until a fiscal quarter subsequent to the fiscal quarter in which we incurred marketing and sales expenses associated with an order.

We are subject to product liability claims.

The manufacture and sale of medical products exposes us to the risk of significant damages from product liability claims. Although we maintain product liability insurance against product liability claims in the amount of $5 million per occurrence and $5 million in aggregate, we cannot give you any assurance that the coverage limits of our insurance policies will be adequate or that such insurance can be maintained at acceptable costs. Although we have not experienced any product liability claims to date, a successful claim brought against us in excess of our insurance coverage could have a materially adverse effect on our business, financial condition and results of operations.

We may not be able to retain our key personnel or hire the additional personnel we need to succeed.

Our growth and future success also will depend in large part on the continued contributions of key technical and senior management personnel, as well as our ability to attract, motivate and retain highly qualified personnel generally and, in particular, trained and experienced professionals capable of developing, selling and installing the Systems and training surgeons in their use. Competition for such personnel is intense, and we cannot give you any assurance that we will be successful in hiring, motivating or retaining such qualified personnel. None of our executive or key technical personnel is employed pursuant to an employment agreement. The loss of the services of senior management or key technical personnel, or the inability to hire or retain qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our ability to obtain funds under our equity line of credit in amounts sufficient to satisfy our operating requirements is limited.

We may not sell shares under our equity line until the registration statement, of which this prospectus forms a part, is declared effective by the SEC. After the registration statement is declared effective, we may not sell shares to Triton more often than once every fifteen trading days. The dollar amount of shares that we may sell to Triton at any time is based upon a formula that varies with the average closing bid price and average trading volume of the common stock for the 30 trading days preceding the delivery of a purchase notice to Triton. If the average closing bid price of a share of our common stock is between $0.50 and $1.00 and the average trading volume for the preceding 30-day trading period is more than 100,000 shares, we can sell up to $600,000 of common stock to Triton, but if the trading volume for that 30-day trading period is more than 15,000 shares but not more than 100,000 shares, we only can sell up to $400,000 of common stock to Triton. The amount available to us under the equity line increases as the bid price and trading volume of our common stock increase. However, if at the time we deliver a purchase notice to Triton the average closing bid price of a share of common stock has been less than $0.50 for the preceding 30-day period, we can only sell up to $250,000 of common stock to Triton.

Our monthly cash requirements since January 1, 2000 have averaged approximately $700,000, therefore, as long as the market price of our common stock remains below $1.00, and unless we are able to generate meaningful cash flow from sales of our products, amounts available under the equity line may not be sufficient to satisfy our cash needs. The closing market price of our common stock has been less than $1.00 since August 3, 2000 and has been less than $0.50 since September 29, 2000.

We may need additional financing if we are unable to obtain funds sufficient to satisfy our cash requirements under the equity line. Additional financing, if required, may not be available on acceptable terms, if at all. If we are unable to obtain financing on favorable terms, we may have to reduce operations, defer research and development projects and reduce staffing. We may issue common stock or debt or equity securities convertible into shares of common stock to obtain additional financing, if required. Any additional financing may result in substantial dilution to current holders of our common stock.

In addition, under the equity line of credit agreement, we may not sell more than 3,843,939 shares of common stock, representing 19.9% of the outstanding shares on the date we entered into the agreement, without stockholder approval. This limitation is required under the corporate governance rules of the Nasdaq Stock Market, Inc. At an assumed market price of $0.50 per share, we only will be able to sell approximately $1,650,000 of shares under the equity line until we obtain stockholder approval. Although we intend to seek stockholder approval at a meeting of stockholders to be held before the end of 2000, we cannot guarantee that stockholders will approve the issuance of more than 3,843,939 shares under the equity line.

If we cannot satisfy Nasdaq's maintenance requirements, it may delist our common stock from its SmallCap Market.

Our common stock is quoted on the Nasdaq SmallCap Market. To continue to be listed, we are required to maintain net tangible assets of $2,000,000 and our common stock must maintain a minimum bid price of $1.00 per share. By letter dated September 13, 2000, Nasdaq notified us that our common stock failed to satisfy its minimum bid price standard for continued listing and we would be delisted if the price of our common stock was not at least $1.00 per share for ten consecutive trading days by December 12, 2000. As of October 2, 2000 we still did not meet the requirement.

The conversion of our convertible preferred stock may also have consequences that could cause Nasdaq to delist our common stock. The conversion of our preferred stock and resale of the common stock acquired upon conversion, or the possibility of the conversion of our preferred stock and resale of our common stock, may depress or inhibit increases in the market price of our common stock. As a result, the minimum bid price for our common stock may remain below $1.00. Nasdaq also may delist our common stock if it deems it necessary to protect investors and the public interest. If Nasdaq determines that the returns on our convertible preferred stock are excessive compared with the returns received by the holders of our common stock, and those excess returns were egregious, Nasdaq could delist our common stock.

If we are delisted and we are not then listed or do not qualify for a listing on a stock exchange, our common stock would be traded in the over-the-counter market and quoted in the NASD's "Electronic Bulletin Board" or the "pink sheets." Consequently, it may be more difficult for an investor to obtain price quotations for our common stock or to sell it.

If our common stock is delisted, it may become subject to the SEC's penny stock rules and more difficult to sell.

SEC rules require brokers to provide information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the Nasdaq Stock Market. If our common stock becomes a "penny stock" that is not exempt from the SEC rules, these disclosure requirements may have the effect of reducing trading activity in our common stock and make it more difficult for investors to sell. The rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with his confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before a transaction in a penny stock.

The sale of shares of our common stock to Triton under our equity line of credit and the subsequent public resale of those shares while the market price of our common stock is declining may result in further decreases in its price.

We may sell up to $12,000,000 of common stock to Triton under our equity line of credit agreement at a purchase price of 85% of the lowest closing bid price of our common stock during the nine trading day period commencing two trading days before we deliver a purchase notice to Triton. We anticipate that Triton will place orders to resell the shares it will purchase from us upon receipt of a purchase notice which could contribute to a decline in the market price of the common stock. The sale by Triton of a large number of shares of common stock purchased under the equity line during periods when the market price of the common stock declines, or the possibility of such sales, may exacerbate the decline or impede increases in the market price of the common stock.

Conversion of our preferred stock and subsequent public sale of our common stock while its market price is declining may result in further decreases in its price.

As of September 14, 2000, we had outstanding 2,077 shares of convertible preferred stock. Each share of preferred stock has a stated value of $1,000 per share and is convertible into common stock at a conversion price equal to 80% of the lowest sale price of the common stock on The Nasdaq SmallCap Market over the five trading days preceding the date of conversion. The number of shares of common stock that may be acquired upon conversion is determined by dividing the stated value of the number of shares of preferred stock to be converted by the conversion price, subject to a maximum conversion price of $1.22 as to 57 shares, $1.63 as to 820 shares and $1.06 as to the remaining 1,200 shares. Since there is no minimum conversion price, there is no limit on the number of shares of common stock that holders of preferred stock may acquire upon conversion. Holders of our preferred stock may sell at market price the shares of common stock they have acquired upon conversion at a 20% discount to prevailing market prices concurrently with, or shortly after, conversion, realizing a profit equal to the difference between the market price. The holders of the preferred stock also could engage in short sales of our common stock after delivering a notice of conversion to us, which could contribute to a decline in the market price of the common stock and give them the opportunity to profit from that decrease by covering their short position with shares acquired upon conversion at a 20% discount to the prevailing market price. The conversion of the preferred stock and subsequent sale of a large number of shares of common stock acquired upon conversion during periods when the market price of the common stock declines, or the possibility of such conversions and sales, may exacerbate the decline or impede increases in the market price of the common stock.

Other issuances of preferred stock could adversely affect existing holders of our common stock.

Under our certificate of incorporation, our Board of Directors may, without further stockholder approval, issue up to an additional 984,730 shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. We could use new classes of preferred stock as a method of discouraging, delaying or preventing a change in persons that control us. In particular, the terms of the preferred stock could effectively restrict our ability to consummate a merger, reorganization, sale of all or substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of our common stock. We could also create a class of preferred stock with rights and preferences similar to those of our outstanding convertible preferred stock, which could result in substantial dilution to holders of our common stock or adversely affect its market price.

Conversion of our outstanding preferred stock, the issuance of shares under our equity line of credit and the exercise of our outstanding warrants and stock options and subsequent public sale of our common stock will result in substantial dilution to existing stockholders.

As of September 14, 2000, we had outstanding 19,316,276 shares of common stock. In addition an indeterminate number of shares may be acquired upon conversion of our outstanding preferred stock since there is no minimum conversion price. At an assumed conversion price of $0.50 per share, holders of preferred stock could acquire upon conversion 4,153,764 shares of common stock, or approximately 22% of the shares outstanding as of September 14, 2000.
    an indeterminate number of shares may be acquired under our $12,000,000 equity line of credit which has no minimum purchase price. Assuming a purchase price of $0.50 per share, we will issue 24,000,000 shares under the line, representing approximately 124% of the shares outstanding as of September 14, 2000.
    17,634,911 shares may be acquired upon exercise of outstanding warrants.
    1,752,098 shares may be acquired upon exercise of outstanding stock options.

Existing stockholders will experience substantial dilution in their percentage ownership of our common stock if our preferred stock is converted, shares of common stock and warrants are issued under our equity line of credit and warrants and stock options are exercised. If all of the outstanding preferred stock are converted at an assumed conversion price of $.50 per share, $12,000,000 of shares of common stock, are issued under our equity line of credit at an assumed purchase price of $.50 per share, and all outstanding warrants and stock options are exercised, the number of outstanding shares of common stock will increase by 47,540,773 shares, representing approximately 246% of the outstanding common stock as of September 14, 2000.

Sales of substantial amounts of our common stock, or the possibility of such sales, may have an adverse effect on the market price of our common stock and impair our ability to raise capital through an offering of equity securities in the future.

As of September 14, 2000, there were 19,316,276 shares of common stock outstanding. Except for 4,577,284 shares of common stock (representing approximately 24% of the outstanding common stock), substantially all of the outstanding shares of common stock are transferable without restriction under the Securities Act. In addition, an indeterminate number of shares may be acquired upon conversion of our outstanding preferred stock since there is no minimum conversion price. At an assumed conversion price of $0.50 per share, holders of our outstanding preferred stock could acquire 4,153,764 shares of common stock. The number of shares that may be acquired upon conversion will increase if the market price of the common stock declines below the assumed conversion price.
    an indeterminate number of shares may be acquired under our $12,000,000 equity line of credit, which has no minimum purchase price. At an assumed purchase price of $0.50 per share, we will issue 24,000,000 shares of our common stock.
    2,274,066 shares may be acquired upon exercise of warrants owned by IBM at exercise prices ranging from $.01 to $.07.
    7,435,898 shares may be acquired upon exercise of warrants issued in our initial public offering at an exercise price of $1.54.
    5,500,000 shares may be acquired upon exercise of warrants at an exercise price of $1.027.
    2,424,949 shares may be acquired upon exercise of warrants having exercise prices ranging from $0.50 to $4.39 per share.
    1,752,098 shares may be acquired upon exercise of stock options granted pursuant to our stock option plans at exercise prices ranging from $.07 to $8.63 per share.

Substantially all of such shares, when issued, may be immediately resold in the public market pursuant to effective registration statements under the Securities Act or pursuant to Rule 144.

If our securityholders sell publicly a substantial number of shares they own or may acquire under our equity line of credit, upon exercise of outstanding options and warrants or upon conversion of our preferred stock, then the market price of our common stock may decline. Public perception that those sales will occur may also exert downward pressure on our common stock. A decline in the price of our common stock may also impair our ability to raise capital through the sale of equity securities.

Forward Looking Statements

Some of the information in this prospectus and the documents we incorporate by reference may contain forward-looking statements. Such statements can be identified by the use of forward-looking terminology such as "may" "will," "expect" "believe," "intend," "anticipate" "estimate" "continue" or similar words. These statements discuss future expectations, estimate the happening of future events or our financial condition or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we incorporate by reference. The risk factors discussed in this prospectus and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

Market For Common Stock

Our common stock and redeemable common stock purchase warrants are traded on the Nasdaq SmallCap Market under the symbols "RDOC" and "RDOCW", respectively. Our common stock and warrants also are listed on the Pacific Exchange under the symbols "ROB" and "ROBWS", respectively.* Our Common Stock also has been traded on EASDAQ under the symbol "RDOC."

Set forth below are the high and low closing sale prices for our common stock and warrants on the Nasdaq SmallCap Market for each quarter since January 1, 1998.

                                COMMON STOCK        WARRANTS
                                  ("RDOC")         ("RDOCW")
                            ----------------- -----------------
    Quarter Ended 2000        HIGH      LOW      HIGH     LOW
---------------------------
March 31, 2000............. $ 4.063  $ 1.656  $ 3.125  $ 0.406
June 30, 2000..............   2.625    1.250    2.000    0.500
September 30, 2000
(through October 13, 2000). $ 1.500  $ 0.344  $ 0.750  $ 0.125

    Quarter Ended 1999
---------------------------
March 31, 1999............. $ 3.938  $ 1.031  $ 1.031  $ 0.405
June 30, 1999..............   2.969    1.031    1.500    0.250
September 30, 1999.........   4.125    2.500    2.344    1.000
December 31, 1999.......... $ 2.750  $ 1.438  $ 1.125  $ 0.375

    Quarter Ended 1999
---------------------------
March 31, 1998............. $ 5.875  $ 3.038  $ 1.813  $ 1.125
June 30, 1998..............   7.313    4.875    2.750    1.250
September 30, 1998.........   5.000    3.000    1.563    0.688
December 31, 1998.......... $ 4.563  $ 2.563  $ 1.250  $ 0.438

The closing bid prices of one share of our common stock and one warrant on the Nasdaq SmallCap Market on September 14, 2000 were $0.75 per share and $0.625 per warrant.

As of September 14, 2000, there were 156 holders of record of the common stock and 8 holders of record of the warrants. We believe that as of September 14, 2000 there were approximately 3,800 and 500 beneficial owners of common stock and warrants, respectively.

________________

* No trading activity has been reported by the Pacific Exchange.

Management's Discussion And Analysis of Financial Condition and Results of Operations

The following discussion and analysis relates to our consolidated operations and should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this report.

The report of the independent auditors on our December 31, 1999 financial statements included an explanatory paragraph indicating there is substantial doubt as to our ability to continue as a going concern.

We believe that we have developed a viable plan to address these issues and that our plan will enable us to continue as a going concern through the end of 2000. This plan includes the expansion of the geographic markets in which our products are sold, new applications for our products, the consummation of equity financings in amounts sufficient to fund further growth, to attain our product development and marketing objectives and meet our working capital demands, and the reduction of certain operating expenses as necessary. Although we believe that our plan will be realized, we cannot guarantee that these events will occur. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from our inability of to continue as a going concern.

Results Of Operations

Six months ended June 30, 2000 as compared to the six months ended June 30, 1999.

Net Sales. Net sales for the six months ended June 30, 2000 were approximately $2,041,000, attributable to the sale of one ROBODOC System recorded in the second quarter and the completion of a software implant contract, compared to the six months ended June 30, 1999 of approximately $2,916,000, which included the sale of three ROBODOC systems.

Cost of Sales. Cost of sales for the six months ended June 30, 2000 was approximately $898,000 (44% of net sales) as compared to approximately $1,552,000 (53% of net sales) for the six months ended June 30, 1999. The lower cost as a percent of sales in the six months ended June 30, 2000 is a result of a favorable product mix with the majority of revenues resulting from software development contracts and service contracts which carry lower costs than do product sales.

Selling, General and Administrative. Selling, general and administrative expenses for the six months ended June 30, 2000 (approximately $2,389,000) decreased by approximately $705,000, or 23% as compared to the six months ended June 30, 1999 (approximately $3,103,000). Marketing costs decreased approximately $546,000 as a result of fewer direct field sales personnel while general and administrative expense decreased approximately $133,000.

Research and Development. Research and development expenses for the six months ended June 30, 2000 (approximately $3,032,000) increased by approximately $206,000, or approximately 7%, as compared to the six months ended June 30, 1999 (approximately $2,826,000), due to increased costs associated with the successful knee replacement surgery technology and the training and testing associated with this.

Interest Income. Interest income for the six months ended June 30, 2000 (approximately $38,000) decreased by approximately $102,000 as compared to the six months ended June 30, 1999 (approximately $140,000), primarily due to lower average cash balances during the six months ended June 30, 2000.

Other Income and Expense. Other income for the six months ended June 30, 2000 was approximately $717,000 compared to expense of approximately $281,000 in the six months ended June 30, 1999. The other income is attributable to the licensing income due and paid under the terminated exclusive distribution agreement with Spark 1st Vision.

Net Loss. The net loss for the six months ended June 30, 2000 (approximately $3,547,000) increased by approximately $1,189,000, or approximately 25%, as compared to the net loss for the six months ended June 30, 1999 (approximately $4,736,000).

Year ended December 31, 1999 as compared to year ended December 31, 1998

Net Sales. Net Sales for the year ended December 31, 1999 increased by approximately $100,000 or 1.5% to $6,241,000 compared to $6,146,000 for year ended December 31, 1998. This increase in net sales is due to increase in the sales of Neuromate systems, service contracts and implant software libraries.

Cost of Sales. Cost of sales for 1999 was $3,564,000 or 57% of net sales as compared to $3,413,000 or 56% of net sales for the prior year.

Selling, General and Administrative. Selling, general and administrative expenses for 1999 were $6,589,000 compared to $6,348,000 for 1998. Selling, general and administrative expenses increased by 2% as a percentage of sales.

Research and Development. Expenses for research and development during 1999 decreased by 15% to $5,581,000 from $6,603,000 during 1998. During 1999, we concentrated on our core products and technologies in order to strengthen our position in the marketplace. This concentration led to the decrease in R&D expenditures in non-core areas and therefore, the lower level of expenditures in 1999.

During 1999, we amortized $839,000 of identified intangible assets acquired in the Innovative Medical Machine International transaction in 1997. This charge was equal to the amount recorded in 1998.

Interest Income and Expense. For 1999, interest income amounted to $198,000 compared to $241,000 in 1998. The difference is the result of generally lower average cash balances during the year. During the 1999 year, we also made borrowings against a revolving line of credit, and had other interest expenses which, in total, generated interest expense in the amount of $198,000.

Foreign Currency Gain (Loss). Losses incurred in connection with foreign currency transactions amounted to $183,000 in 1999 as a result of exchange rates that strengthened the U.S. Dollar relative to European currencies. In 1998, transaction gains were approximately $129,000.

Other Income and Expense. Other expense for 1999 amounted to $491,000 compared to other expense of $270,000 for the same period in 1998. As of December 31, 1999, we owned approximately 27% of the outstanding shares of Marbella High Care B.V. ("MBHC") and we accounted for our investment under the equity method. We recorded expenses relating to our investment and advances in MBHC of $480,000 and $317,000 for years ended December 31, 1999 and 1998, respectively. These charges are included in other income (expense).

Preferred Stock Accretion. During 1999, we entered into private placement agreements for the sale of our series B, C, D and E convertible preferred stock. The terms of the preferred stock include a beneficial conversion feature. The values assigned to the beneficial conversion feature, as determined using the quoted market prices of our common stock on the dates the series B, C, D and E preferred stock were sold, amounted to $176,000, $144,000, $353,000 and $529,000 respectively, which represented a discount to the values of the series B, C, D and E preferred stocks. The discounts are being accreted using the vesting terms through January 27, 2000. Approximately $1,423,000 of the discounts were accreted in 1999 including $240,000 attributable to the series A preferred issued in 1998.

Net Loss. The net loss applicable to common stockholders for 1999 increased by 8.8% from $10,644,000 in 1998 to $11,578,000 in 1999. The increase in the loss is due primarily to an increase in the foreign currency transaction loss versus a gain in 1998, the write-off of our investment in MBHC, and amounts attributable to the preferred stock accretion in connection with the private placements in 1999.

Liquidity And Capital Resources

Since inception, our expenses have exceeded net sales. Operations have been funded primarily from the issuance of debt and the sale of equity securities aggregating approximately $49.9 million.

Six months ended June 30, 2000 as compared to six months ended June 30,1999

Our use of cash in operating activities of approximately $4,163,000 in the six months ended June 30, 2000 increased by approximately $2,665,000 as compared to cash usage due to operating activities in the six months ended June 30, 1999 of approximately $1,498,000. The increase in operating cash usage in the six months ended June 30, 2000 was primarily a result of a decrease in accounts payable of approximately $1,037,000, an increase in inventory of approximately $829,000, and a decrease in customer deposits of approximately $106,000.

Cash used in investing activities of approximately $86,000 in the six months ended June 30, 2000 decreased by approximately $1,680,000 as compared to cash provided by investing activities in the six months ended June 30, 1999 of approximately $1,594,000. The investment cash proceeds in the six months ended June 30, 1999 was primarily due to liquidating short-term investments to retire loans, while little investment activity existed in the six months ended June 30, 2000.

Cash provided by financing activities in the six months ended June 30, 2000 was approximately $2,291,000 and decreased by approximately $386,000 as compared to the financing activities during the six months ended June 30, 1999. In the six months ended June 30, 2000 we received net proceeds of approximately $3,480,000 from the sale of convertible preferred stock and warrants. In the six months ended June 30, 1999 $745,000 was used to pay bank loans while in the six months ended June 30, 2000, $1,085,000 was used to redeem the outstanding series E convertible preferred stock. Such changes resulted in the decrease of cash provided by financing in the six months ended June 30, 2000.

Year ended December 31, 1999 as compared to the year ended December 31, 1998

We used cash for operating activities of approximately $8,375,000 and $8,673,000 in 1999 and 1998, respectively. Net cash used for operations in each of these periods resulted primarily from the net loss. Cash used for operations in 1998 reflected an increase in accounts receivable and inventories. Cash used for operations in 1999 reflected a decrease in accounts receivable, an increase in inventories and a decrease in value added taxes payable and other current liabilities.

Investing activities provided $1,771,000 of cash in 1999. The sale of short-term investments, purchased in 1998 provided $2,039,000 of cash in 1999. We used cash in investing activities of approximately $4,258,000 in 1998. Our other investing activities have consisted primarily of expenditures for property and equipment that totaled approximately $410,000 and $1,746,000 in 1999 and 1998, respectively.

Cash provided from financing activities from inception through 1999 is comprised principally of the net cash proceeds from the sale of a convertible note in the principal amount of $3,000,000 that, along with the accrued interest of $1,224,000, was converted into a warrant to purchase Common Stock, as part of our recapitalization in December 1995. Cash was also provided by the sale of convertible preferred stock and warrants in the amount of $14,676,000 in 1995. These were converted into common stock and warrants to purchase common stock in December 1995 and November 1996 in the amounts of $11,734,000 and $2,942,000 respectively. The sale of common stock and warrants provided an additional source of cash as a result of our initial public offering in November 1996 and our European offering of common stock in November 1997 in the amounts of $6,137,000 and $8,440,000 respectively. Furthermore, we sold five series of convertible preferred stock and warrants during 1998 and 1999 that provided additional cash. Cash provided was: $3,300,400 from series A in September, 1998, $911,000 from Series B in March 1999, $658,000 from Series C in June 1999, $1,862,000 in June 1999 from Series D and $2,819,000 from Series E in July 1999. In December 1999, we sold 2,922,396 shares of common stock and warrants to purchase an additional 11,700,000 shares of common stock to three private investors for $3,657,000, net of offering expense. In 1998, we established a $1.5 million revolving credit facility with a bank, which has been subsequently closed.

We entered into an equity line of credit with Triton West Group for the sale of up to $12,000,000 of our common stock with the expectation that it would satisfy our cash requirements for the foreseeable future. Under that facility, after the registration statement of which this prospectus is a part is declared effective by the SEC, we may sell shares of common stock at an approximate l5% discount to the prevailing market price every fifteen trading days. The amount available under the facility depends upon the market price and trading volume of our common stock. The recent decline in the market price of our common stock limits the amount available to us under the facility. If the average closing bid price of a share of our common stock is between $0.50 and $1.00 and the average trading volume is more than 100,000 shares for the 30-day period preceding the date we deliver a purchase notice to Triton, we can sell up to $600,000 of common stock under the facility, but if the average trading volume for that 30 day period is more than 15,000 shares but not more than 100,000 shares, we only may sell up to $400,000 of common stock. If the average closing bid price is less than $0.50 for the preceding 30-day trading period, we only can sell up to $250,000 of common stock. Our monthly cash requirements since January 1, 2000 have averaged approximately $700,000. Unless we are able to generate meaningful cash flow from sales of our products, amounts available under the equity line at the current market price may not be sufficient to satisfy our cash needs. We may need additional financing if we are unable to obtain funds sufficient to satisfy our cash requirements under the equity line. Additional financing, if required, may not be available on acceptable terms, if at all. If we are unable to obtain financing on favorable terms, we may have to reduce operations, defer research and development projects and reduce staffing.

Business

We develop, assemble, market and service image-directed, computer-controlled robotic products for orthopaedic and neurosurgical applications.

Orthopaedic Business

Our principal orthopaedic product is the ROBODOC(R) Surgical Assistant System, consisting of a computer-controlled surgical robot and the ORTHODOC(R) Presurgical Planner. The ROBODOC system has been used for primary total hip replacement surgery on over 8,000 patients in Europe and the United States. We believe our "active" robotic system is the only available system that can accurately perform key segments of surgical procedures semi-autonomously with precise tolerances generally not attainable by traditional manual surgical techniques. The ROBOC System also allows the surgeon to prepare a preoperative plan specifically designed for the characteristics of the individual patient's anatomy. The technology for the ROBODOC System was initially developed at the University of California, Davis, in collaboration with IBM.

The ORTHODOC is a computer workstation that uses our proprietary software for preoperative surgical planning. The ORTHODOC is a part of the ROBODOC Surgical Assistant System. The ORTHODOC converts CT scan data of a patient's femur into three-dimensional images, and through a graphical user interface, allows the surgeon to examine the bone more thoroughly and to select the optimal implant for the patient using a built-in library of available implants. A tape of the planned surgical procedure, developed by the ORTHODOC, guides the surgical robot arm of the ROBODOC System to accurately mill a cavity in the bone, thus allowing the surgeon to properly orient and align the implant. Prior to the development of the DigiMatch(TM) Single Surgery System, two titanium locator pins were placed in the patient's femur in an outpatient procedure before the primary surgery. These locator pins were used during the primary procedure to orient the ROBODOC System to the ORTHODOC preoperative plan. With the development of the DigiMatch technology, this pre-operative outpatient procedure has been eliminated. The orientation of the patient is now accomplished using a proprietary, pinless registration system. Non-clinical scientific data published by our scientists and those from IBM demonstrate that as a result of the precise milling of a cavity, the ROBODOC System achieves over 95% bone-to-implant contact, as compared to an average of 20% bone-to-implant contact when surgery is performed manually.

Total hip replacement surgery involves the insertion of an implant into a cavity created in the patient's femur. We believe that precise fit and correct alignment of the implant within the femoral cavity are key factors in the long-term success of total hip replacement surgery. In conventional total hip replacement surgery, a bone cavity is cut in the shape of the implant manually with metal tools, and the surgical plan, including the selection of the size and shape of the implant, is generally formulated based upon patient data obtained from two-dimensional x-ray images of the patient's femur. Based upon clinical experience to date in Europe with the ROBODOC System, patients generally have become weight-bearing in a shorter period than generally experienced by patients who have had this surgery performed manually. In addition, clinical data obtained from trials in Europe and the United States indicates that intraoperative fractures have been dramatically reduced in the total hip replacement surgeries performed with the ROBODOC System (to our knowledge, no intraoperative fractures have resulted from total hip replacement surgeries performed with the ROBODOC System to date). We also believe fewer hip revision surgeries (implant replacements) may be necessary for patients who have had primary total hip replacement surgery performed with the ROBODOC System, as compared to patients who have this surgery performed manually.

In the past, a majority of implants used in total hip replacement surgeries have been held in place with acrylic cement, which fills the spaces between the implant and the bone, thereby anchoring the implant to the femoral cavity ("cemented implants"). During the 1980s, implants that did not require cement ("cementless implants") were developed with materials designed to stimulate bone ingrowth. The selection of a cemented or cementless implant generally is based upon a patient's bone condition and structure, age and activity level. Typically, cemented implants are used for older, less active patients. Furthermore, most implants require replacement within five to 20 years of the first operation. The software package we developed in collaboration with IBM and Johns Hopkins University eliminates the distortion of the x-ray images of the patient's femur used in planning hip revision surgery caused by the metal in the existing implant. A surgeon using this proprietary hip revision software will have a clearer view of the remaining bone in planning hip revision surgery and therefore will be better able to plan the surgery to have the ROBODOC remove fragmented cement without removing any of the remaining thin thigh bone.

We have developed and commenced marketing to our customers in Europe the DigiMatch Single Surgery System, that, in most cases, eliminates the need for an initial surgery to place registration pins in a patient's femur before using the ROBODOC System in total hip replacement surgery. More than 2,500 patient surgeries have been successfully performed in Europe with the DigiMatch Single Surgery System.

In March, 2000, we submitted a new investigational device exemption under the Food, Drug and Cosmetic Act, to allow us to conduct clinical trials for the ROBODOC System in the United States. Upon approval, this investigational device exemption will permit us to perform a relatively small clinical study showing a correlation between the ROBODOC System using the DigiMatch System technology and the three pin system that was used in our initial clinical evaluations. We have deferred the filing of our pre-market approval application to market the ROBODOC System in the United States so that we may incorporate the DigiMatch Single Surgery System, and possibly other technical developments, as part of our pre-market approval application. We believe, based upon discussions with representatives of the FDA, that the incorporation of the DigiMatch Single Surgery System will enhance its prospects for obtaining FDA approval. However, there can be no assurance as to when or if the FDA will approve our pre-market approval application to market the ROBODOC System or that such approval, if obtained, will not include unfavorable limitations or restrictions.

In August, 2000, we commenced marketing a software package for total knee replacement surgery using the ROBODOC System. This application module enables the ROBODOC System to select the optimal implant for the patient and make accurate cuts in the bone, thus allowing the surgeon to properly orient and align the implant. This application module is intended to provide patients with a precise and accurate fit for implants that are properly sized and placed, regardless of bone quality. We believe that total knee replacement surgery performed with the ROBODOC System will significantly improve implant longevity and the prognosis for restored biomechanics.

Neurosurgical Business

We entered the neurosurgical business through the acquisition of Innovative Medical Machines International, S.A. on September 5, 1997. Innovative Medical Machines International, S.A. was subsequently re-named Integrated Surgical Systems, SA ("ISS-SA"). Our principal neurosurgical product is the NeuroMate System, consisting of an image-guided, computer-controlled robotic arm, head stabilizer and monitor. We also offers a workstation with presurgical planning software through arrangements with original equipment manufacturers.

The NeuroMate System has been used to perform over 2,000 neurosurgical procedures in France and Japan. We believe that the NeuroMate System, which uses ISS-SA's proprietary robotic arm and control systems designed specifically for use in the operating room, is the only image-guided, computer- controlled robot currently in use to precisely position and hold critical tools used in the performance of neurosurgical procedures.

Stereotactic neurosurgery is a minimally invasive approach to operating on the brain. Because the brain is largely unexposed, it requires the surgeon to work without direct visualization of the brain itself. This is overcome by a thorough understanding of brain anatomy and by using a spatial coordinate system that allows the surgeon to "navigate" within the brain. Essentially, the coordinate space of the patient's brain is correlated to the patient's own CT scan, magnetic resonance (MR) or other images by using anatomical landmarks that are shared by the patient and the images. This is known as "registration" of the patient's coordinate space to the coordinate space of the images. Once this is accomplished, the patient's CT scan can be used to guide the surgeon to specific sites within the brain through small holes the surgeon has made in the cranium (i.e., not necessitating a craniotomy).

Potential Orthopaedic and Neurosurgical Applications

We intend to offer separate software packages supporting each new robotic application, when developed. Some of these developments may be given to our customers without charge. Customers may be required to pay for other developments, such as alternative prosthesis software. Consequently, our customers would be able to use our robotic systems as platforms to perform a variety of surgical procedures without incurring significant additional hardware costs. We plan to develop software packages for the following orthopaedic surgical and neurosurgical procedures.

- Potential Orthopaedic Applications

Acetabulum Replacement. We plan to complement the total hip replacement application with acetabular cup planning and bone preparation for hip socket replacement surgery. Currently, surgeons estimate the size of the cup-shaped cavity in hip socket surgery using x-rays, which are subject to distortion. Working in a narrow space with a limited view, the surgeon ultimately selects the final cup size through trial and error. Due to the limitations of available surgical tools, the surgeon is obliged to use a hemispheric reamer and cup, although the human acetabulum (hip socket) is an irregular shape. We believe that the application module for this application, when developed, would enable the computer-controlled robot to prepare an accurate bed for the implant, based on its specifications, and could prepare an irregularly shaped socket for a custom or anatomically-shaped acetabular component. The three-dimensional capability of the ORTHODOC would better enable it to determine and display the irregular shape of the acetabulum and instruct the robot to prepare the proper socket. This procedure potentially could solve the problem of leg-length discrepancies which often originate at the acetabulum.

Osteotomies. Osteotomies are precise cuts in bone intended to reshape or realign abnormal or deformed structures. We have generated a detailed work plan to adapt the ROBODOC System for use in performing long-bone osteotomies on femurs and tibias (i.e., shin bones). The proposed application module for this application, when developed, is intended to enable the surgeon using the views of the bone created by the ORTHODOC from CT scan data, to make trial cuts, remove bone and manipulate the remaining fragments, and experiment with the appropriate placement of plates and screws. The surgeon's final plan would be saved on a tape that would instruct the robot where to make saw cuts. The computer-controlled robot would then orient itself in space by using topographical features of the operative bone. A fixator would secure the bone to the robot. The computer-controlled robot would then pre-place screw holes to facilitate the final realignment and make the actual cuts.

- Potential Neurosurgical Applications

Spine surgery. Surgical interventions in the spine generally involve tumor biopsy/resection; vascular repair; implants of plates, rods, screws, or other implantable devices or substances; and bone fusions of various types. We believe that our image-directed, computer-controlled robotic technology is applicable in most of these interventions and will significantly enhance precision and accuracy in many of them. Spine surgery is a large segment of both neurosurgery and orthopaedic surgery, as the nature of the abnormality may involve the nervous system or the vertebral column, or both. A significant part of this application involves the insertion of vertebral pedicle screws, discussed below.

Vertebral Pedicle Screws. Pedicle screws are used to fuse vertebrae in need of repair due to trauma or herniated disc disease. The procedure involves the placement of screws straight down the center of an irregular section of a fragile bone only twice the diameter of the screw itself. Precise placement of a screw affects the outcome of the surgery. Misplacement of a screw can result in failure of the repair, trauma to the adjacent spinal cord, or rupture of nearby blood sinuses which can hemorrhage severely. We believe that when the development of the proposed application module for this surgical procedure is completed, the NeuroMate System will be capable of performing this surgical procedure more safely and effectively than surgery performed manually since the computer-controlled robot is better able to precisely orient its tool in a manner compatible with what is required for screw placement.

Marketing, Sales and Distribution

We cannot market the ROBODOC System in the United States until clearance or approval is obtained from the FDA. We have received 510(k) clearance from the FDA to sell the ORTHODOC in the United States. The NeuroMate System also has received 510(k) clearance from the FDA for marketing in the United States and from the Japanese Ministry of Health for marketing in Japan. Presentations to potential customers focus on the clinical benefits obtained by patients, and the potential financial and marketing benefits obtained by hospitals and surgeons.

We have commenced marketing the ROBODOC System to orthopaedic and trauma surgeons and hospitals in Europe through direct sales and arrangements with implant manufacturers.

To date, our products have been marketed primarily in Germany, Switzerland and Austria. Over 3,000 total hip replacement surgeries have been performed with the ROBODOC Systems at a clinic in Frankfurt, Germany since August 1994. As result of a significant increase in the number of total hip replacement surgeries performed at the clinic with the ROBODOC System, the clinic purchased a third ROBODOC System in 1999. We have been marketing the ORTHODOC to hospitals, orthopaedic surgeons and implant manufacturers in the United States since early 1998.

We market the NeuroMate System in Japan through a Japanese distributor and in the United States through a direct sales force.

We promote our products through presentations at trade shows and advertisements in professional journals and technical and clinical publications, as well as through direct mail campaigns.

Manufacturing

Our production process consists primarily of final assembly of purchased components, testing of the products and packaging, and is conducted at our facilities in Davis, California and Lyon, France. We purchase substantially all the components for our systems from outside vendors, then we assemble these parts and install our proprietary software.

The ROBODOC System consists of the robot, base and the control cabinet, which are connected through four interface cables, and the ORTHODOC. The NeuroMate System consists of a robot arm, electronics control and base. Sankyo Seiki of Japan supplies the robot for the ROBODOC System customized to our specifications and Audemars-Piguet supplies the customized robot for the NeuroMate System. Upon delivery of a robot, we perform a series of tests to verify proper functioning. The customization and supply process for the robots currently requires approximately four months lead time. While the robots can be obtained from other suppliers with appropriate modifications and engineering effort, there can be no assurance that delays resulting from the required modifications or engineering effort to adopt alternative components would not adversely affect us. We separately assemble and test ancillary items required to perform robotic surgeries, including devices for fixing the hip and attaching it to the robot, numerous probes, cutter bearing sleeves and tool guides.

Consumables, including sterile drapes, bone screws and cutters, are also manufactured by outside vendors according to our specification and are inspected upon receipt to ensure that these specifications are consistently met. We purchases these items in quantity and distributes them on a per order basis. We also coordinate the packaging and sterilization of certain items. Our policy is to procure our consumables from vendors that we approve after ensuring that the goods comply with our sterilization requirements.

The ORTHODOC consists of a pentium-based computer workstation and associated peripherals, and includes our proprietary software. We purchase and then test the computer as a complete package. A computer board is added to interface to CT/X-ray scanner input modules and, if required, the ROBODOC System's tape output drive. The hard drive is reformatted to accept the operating system, and appropriate ORTHODOC software is installed. The unit is configured for 110 or 220 AC volt operation.

Our production facilities are subject to periodic inspection by the FDA for compliance with Good Manufacturing Practices ("GMP"). In addition, our products will be required to satisfy European manufacturing standards for sale in Europe. We believe that we are in compliance with GMP and we have obtained ISO-9001 certification, which is required for sales of our products in Europe.

Research and Development

Since inception, our research and development activities have focused on the development of innovative image-directed computer-controlled robotic products for surgical applications and operating software for these products. we incurred research and development expenses of approximately $5,581,000 and $6,603,000 in connection with the development of the ROBODOC System, the ORTHODOC and the NeuroMate System for the years ended December 31, 1999 and December 31, 1998, respectively.

We offer our customers hardware and software packages for primary and revision hip surgery and functional neurosurgery. Revision hip surgery, which we developed in collaboration with IBM and Johns Hopkins University was funded in part by a grant from the National Institute for Standards and Technology (Advanced Technology Program) of the United States Department of Commerce ("NIST"). Hip revision surgery generally is difficult, time consuming and complex. The metal in the existing implant distorts x-ray images used for planning the surgery, obstructing the remaining bone and, if a cemented implant is to be replaced, the location of the cement mantle. The removal of the cement mantle without removing any of the remaining thin bone structure is a major challenge for the surgeon. We believe that our patented hip revision application module improves surgical planning for hip revision surgery and enables the robot to remove cement more precisely than if the hip revision procedure were performed manually.

Under the terms of the NIST grant, IBM, Johns Hopkins University and Integrated Surgical Systems are entitled to reimbursement for 49% of the expenses incurred in connection with the project for a period of three years. The maximum amount of expenses subject to reimbursement under the grant is approximately $4,000,000, so that not more than $1,960,000 in expenses may be reimbursed in the aggregate to IBM, and Johns Hopkins University and us under the grant. We had incurred research and development expenses of approximately $2,471,000 in connection with the NIST project through December 31, 1998. As of December 31, 1998, we had received approximately $831,000 under the terms of the grant. All expenses related to the grant were submitted and paid through March of 1999 thereby closing the grant.

We offer a number of lines of prostheses in our software library of hip implants on our ORTHODOC. We are expanding the library to include multiple implant lines, revision stems, and custom-made prostheses. In 1999, we received orders from Howmedica (a division of Stryker Corporation), DePuy Inc. (a subsidiary of Johnson & Johnson), Aesculap, AG & Co. KG, Zimmer Inc. (a subsidiary of Bristol-Myers Squibb Company) and PLUS Endoprothetik A.G. to add their respective hip prostheses to our existing software library. When completed, the ROBODOC System will support 14 lines of popular prostheses from seven of the largest orthopaedic companies in the world. We will further expand the library of implants used at clinical sites to include multiple implant lines, revision stems, and custom-made prostheses.

We also have successfully implemented the technology for total knee replacement and are presently conducting clinical trials in Germany.

ISS-SA is the recipient of an interest-free loan from ANVAR (a national agency in France established to aid research and development projects) in the amount of approximately $153,400. This loan provided funding for the development of the NeuroMate System for spine surgery. This project is currently in its first phase of development in connection with a University hospital in Lille, France. Under certain conditions (e.g., if at the completion of the project it is not deemed a "success") there will be no requirement to repay the loan.

ISS-SA also is the recipient of a grant from ANVAR in the amount of approximately $222,000, of which they had received $174,000 as of December 31, 1998. This grant funds 50% of the cost to build and install NeuroMate Systems at two clinics in France as well as the costs to perform a clinical study at these sites over a period of fifteen months commencing March 1997.

Competition

The principal competition for the ROBODOC System is manual surgery performed by orthopaedic surgeons, using surgical power tools and manual devices. The providers of these instruments are the major orthopaedic companies, which include Howmedica, Inc. (a division of Stryker Corporation), located in New York; Zimmer, Inc. (a subsidiary of Bristol-Myers Squibb), located in Indiana; Johnson & Johnson Orthopaedics, Inc. (a subsidiary of DePuy Inc.), located in New Jersey; DePuy, Inc., located in Indiana; Biomet, Inc. located in Indiana; and Osteonics, Inc. (a subsidiary of the Stryker Corporation), located in New Jersey. The principal competitor, Orto MAQUET, a manufacturer of operating tables located in Germany, has entered the market with a device intended to compete with ROBODOC. Orto MAQUET's system requires a preliminary surgical procedure to place locator pins prior to performing hip replacement surgery.

The principal competition for NeuroMate is from manufacturers of frame-based and frameless stereotactic systems, some of which are commonly called "navigators". Approximately twenty navigator models have been introduced, including those by Radionics, Sofamor Danek, and Ohio Medical Surgical Products, all located in the U.S.; Elekta, located in Sweden; and, Fischer Leibingher and Brain Lab, both located in Germany. In addition, there are companies in the medical products industry capable of developing and marketing computer-controlled robotic systems for surgical applications, many of whom have significantly greater financial, technical, manufacturing, marketing and distribution resources than us, and have established reputations in the medical device industry. However, we believe that we have a significant competitive advantage over such companies in view of the time required to develop an image-directed, computer controlled robotic system and to obtain the necessary regulatory approvals, including the sponsorship of clinical trials. We cannot guarantee that future competition will not have a material adverse effect on our business.

Our ROBODOC System represents a significant technological advancement with respect to the manner in which total hip replacement is performed. Our image-directed, computer-controlled, robotic technology is intended to complement surgeons in performing Total hip replacement and other orthopaedic surgeries. Although there are companies which market technologically advanced surgical tools used by surgeons in performing orthopaedic surgeries, including passive robot systems that direct the surgeon in planning and performing surgical procedures (e.g., aiming and holding devices), we believe that the ROBODOC System is the most technologically advanced active robotic system that performs a key segment of total hip replacement surgery (i.e., milling a bone cavity) under the supervision of a surgeon.

We believe the NeuroMate System is the only robotic system presently used for neurosurgery which provides superior accuracy and flexibility as compared to other techniques.

Warranty and Service

We offer a full warranty, covering parts and labor, for the first year following the purchase of our products, which warranty coverage can be extended on an annual basis by purchasing a maintenance agreement at a price negotiated on a customer by customer basis.

We train our customers with our in-house technical staff and service our customers with a direct service staff located in Europe. As needed, technical support also is provided from the U.S. engineering organization.

Patents and Proprietary Rights

We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products and to maintain our competitive position.

We have been issued four U.S. patents, including one for revision surgery procedures and pinless total hip replacement surgery procedures. We have filed seven patent applications covering various aspects of our technology. In addition, IBM has agreed not to assert infringement claims against us with respect to an IBM patent relating to robotic medical technology, to the extent such technology is used in our products. Furthermore, significant portions of the ORTHODOC and ROBODOC System software are protected by copyrights. IBM has granted us a royalty-free license for the underlying software code for the ROBODOC System. In addition, we have registered the marks ROBODOC and ORTHODOC.

Our U.S. patents include:

-- Computer assisted software system for planning and performing hip revision surgery;

-- Computer assisted system and method for creating cavities in the femur that will accept a prosthesis;

-- Computer system and method for creating a pre-operative surgical plan for hip replacement surgery ; and

-- Method for orienting real patient anatomy to a digital image of the patient's anatomy.

Government Regulation

The medical devices to be marketed and manufactured by us are subject to extensive regulation by the FDA and by foreign and state governments. Pursuant to the Federal Food, Drug, and Cosmetic Act of 1976, as amended, and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the clinical testing, manufacturing, labeling, distribution, and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre- market approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

Any products manufactured or distributed by us pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including quality system regulations ("QSR"), documentation and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and with certain state agencies and are subject to periodic compliance inspections by the FDA and certain state agencies.

Until recently, based upon pre-filing meetings and other discussions with representatives of the FDA as part of the pre-submission review process, we had been advised that we would have to file a PMA application for the ROBODOC System. Although we intended to file a PMA with the FDA in the second quarter of 1998, we decided to defer the filing to incorporate our pinless DigiMatch Single Surgery System technology, and possibly other technological developments, as part of the PMA application. Our pinless DigiMatch Single Surgery System eliminated a preliminary surgical procedure in which locator pins were placed in a patient's thigh bone prior to ROBODOC hip surgery. Incorporation of the DigiMatch technology necessitated further clinical trials conducted under an FDA approved Investigational Device Exemption (IDE) to demonstrate its safety and effectiveness.

Based upon our discussions with representatives of the FDA, it was suggested that if the ROBODOC System were reclassified from a Class III to a Class II device, it could be cleared for marketing in the U. S. through the 510(k) de novo premarket notification process. Data obtained for the new clinical trials will be used to support the reclassification of the ROBODOC System as a Class II device. In order to obtain FDA clearance of approval, we must demonstrate that the DigiMatch ROBODOC System is safe and effective for its intended use as an alternative to manual total hip replacement techniques. We cannot give you any assurance that the FDA will, in fact, reclassify the ROBODOC System as a Class II device the FDA will agree that the DigiMatch ROBODOC System is safe and effective, or if the FDA grants us permission to market the ROBODOC System in the U. S. , that it will not include unfavorable limitations or restrictions

After receipt of "de novo" pre-market notification, if any, we expect that the FDA would consider new surgical applications for the ROBODOC System to be new indications for use, which generally would require FDA clearance prior to marketing. The FDA is also likely to require additional marketing clearance before the agency will permit us to incorporate new imaging modalities (such as ultrasound and MRI) or other different technologies in the ROBODOC System. The FDA likely will require new clinical data to support new indications and enhanced technological characteristics.

In February 1996, we filed a 510(k) submission for the ORTHODOC as a stand-alone device. This 510(k) was the first product submission filed by us with the FDA. In January 1997, the ORTHODOC received clearance from the FDA for marketing in the United States. The NeuroMate System received 510(k) clearance from the FDA for marketing in the United States in May 1997. Medical device companies may make regulatory decisions that certain non-significant modifications to a 510(k) cleared product do not require additional regulatory submissions or notifications.

Labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. Current FDA enforcement policy prohibits marketing approved medical devices for unapproved uses. We and our products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We cannot give you any assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon our business, financial condition or results of operations.

Exports of products subject to the 510(k) notification requirements, but not yet cleared to market, are permitted without FDA export approval provided certain requirements are met. Unapproved products subject to the pre-market approval requirements must receive prior FDA export approval unless they are approved for use by any member country of the European Union and certain other countries, including Australia, Canada, Israel, Japan, New Zealand, Switzerland and South Africa, in which case they can be exported to any country without prior FDA approval. To obtain FDA export approval, when it is required, certain requirements must be met and information must be provided to the FDA that may include documentation demonstrating that the product is approved for import into the country to which it is to be exported and, in some instances, safety data from animal or human studies.

The introduction of our products in foreign markets has subjected and will continue to subject us to foreign regulatory clearances which may impose additional substantive costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements.

The ROBODOC System satisfies international electromedical standard IEC 601-1 and the protection requirements of the Electromagnetic Compatibility Directive (89/336/EEC). As a company, we have also received ISO 9001 and EN 46001 certification and ED Directive 93/42/eec Annex II, Article 3 approval. Meeting these standards and requirements, and receiving these certifications and approvals allows us to apply the CE Mark to our products. The ROBODOC System satisfies the relevant provisions of the Medical Device Directive for a Class II b Medical Device.

The NeuroMate System satisfies the relevant provisions of the Medical Device Directive for a Class IIb Medical Device. In June 1997, the NeuroMate System received clearance from the Japanese Ministry of Health for marketing in Japan.

Product Liability

The manufacture and sale of medical products exposes us to the risk of significant damages from product liability claims. We maintain product liability insurance against product liability claims in the amount of $5 million per occurrence and $5 million in the aggregate. We cannot guarantee that the coverage limits of the Company's insurance policies will be adequate, that we will continue to be able to procure and maintain such insurance coverage, or that such insurance can be maintained at acceptable costs. Although we have not experienced any product liability claims to date, a successful claim brought against us in excess of its insurance coverage could have a materially adverse effect on our business, financial condition, and results of operations.

Employees

As of September 30, 2000, we had 77 full time employees, including 41 in research and development, 5 in manufacturing, 7 in regulatory affairs and quality assurance, 14 in sales and marketing and 10 in administration. Except for the employees of IMMI, none of our employees is covered by a collective bargaining agreement. We believe our relationship with our employees is satisfactory.

Facilities

Our executive offices and principal production facilities, comprising a total of approximately 30,500 square feet of space, are located in Davis, California. We occupy the facilities in Davis pursuant to a lease that expires in September 2004. The lease provides for rent of approximately $30,000 per month (plus real estate taxes and assessments, utilities and maintenance), subject to adjustment for cumulative increases in the cost of living index, not to exceed 4% per year.

We lease our European facility under a non-cancelable operating lease. The lease is for a term of eight years and expires in 2006. The lease provides for rent of $7,197 per month.

Legal Proceedings

We have from time to time been notified of various claims incidental to its business that are not the subject of pending litigation. While the results of claims cannot be predicted with certainty, we believe that the final outcome of all such matters will not have a materially adverse effect on our consolidated financial position, results of operations or cash flows.

Management

Our directors and executive officers are:
Name	Age	Position
Ramesh C. Trivedi	60	President, Chief Executive Officer and Director
Louis Kirchner	57	Chief Financial Officer and Secretary
Leland Witherspoon	48	Vice President, Engineering
Falah Al-Kadi	50	Chairman of the Board of Directors
John N. Kapoor	56	Director

Our Board of Directors has two standing committees, an Audit Committee and a Compensation Committee.

The Audit Committee is composed of Dr. Kapoor (Chairman) and Mr. Al-Kadi. The duties of the Audit Committee include recommending the engagement of independent auditors, reviewing and considering actions of management in matters relating to audit functions, reviewing with the independent auditors the scope and results of its audit engagement, reviewing reports from various regulatory authorities, reviewing the system of internal controls and procedures of the Company, and reviewing the effectiveness of procedures intended to prevent violations of law and regulations.

The Compensation Committee is composed of Dr. Kapoor and Mr. Al-Kadi (Chairman). The duties of the Compensation Committee are to recommend to the Board remuneration for officers of the Company to determine the number and issuance of options pursuant to the Company's stock option plans and to recommend the establishment of and to monitor a compensation and incentive program for all executives of the Company.

Ramesh C. Trivedi, Ph.D. has been President, Chief Executive Officer and a Director of our company since November 1995, and served as a consultant to us from February 1995 until November 1995. Dr. Trivedi has over 25 years experience in the healthcare field. Dr. Trivedi founded California Biomedical Consultants in 1987, an international consulting firm. From 1985 to 1986, Dr. Trivedi was the President and Chief Executive Officer of DigiRad Corporation, a medical imaging company. From 1978 to 1984, he was the director of business development of Syva Company and the General Manager of Synaco, Inc., divisions of Syntex Corporation, a pharmaceutical company. From 1972 to 1978, Dr. Trivedi was the head of the product management group at the Worthington division of Millipore Corporation, a membrane filtration company, and the head of the chemistry group of the Diagnostic Division of Pfizer, Inc. from 1971 to 1972.

Falah Al-Kadi has been a Director of our company since December 14, 1999 and Chairman of our Board of Directors since January 2000. Since 1994, has been Vice Chairman of the Dogmoch Group of Companies, a Lebanese company that provides consulting and support services to over 20 German companies doing business in countries throughout the Middle East. From 1981 to 1993, Mr. Al-Kadi was an owner and Managing Director of the Business Advising Bureau in Abu Dhabi.

John N. Kapoor, Ph.D. has been a Director of our company since December 1995. Dr. Kapoor founded EJ Financial Enterprises, Inc., a healthcare consulting and investment company, in March 1990, of which he is currently President. Since October 1990, Dr. Kapoor has been Chairman of Option Care, Inc., a franchiser of home infusion therapy businesses. Dr. Kapoor has been the Chairman of United Pharmaceuticals, Inc., a specialty pharmaceutical company since 1990. Since May 1996, Dr. Kapoor has been Chief Executive Officer of Akorn, Inc., a manufacturer and distributor of ophthalmic products, of which Dr. Kapoor has also served as Chairman since May 1996. In addition, Dr. Kapoor has served as chairman of NeoPharm, Inc., a cancer drug research and development company. Dr. Kapoor also served as Chairman of Lyphomed, Inc., a pharmaceutical company, form 1983 to 1990, and was Director of Lunar Corp., a manufacturer and marketer of x-ray and ultrasound systems, from May 1990 to April 1996.

Louis J. Kirchner has been our Chief Financial Officer and Secretary since February 2000. Mr. Kirchner served as Vice President and Chief Financial Officer of Robroy Industries, Inc. (a manufacturer of electrical, oil field and computer electronic products) from January 1981 to January 2000. Mr. Kirchner held several positions with the Westinghouse Electric Corporation from February 1968 to December 1980.

Leland Witherspoon has been Vice President, Engineering since April 1997. Mr. Witherspoon was Director Product Research and Development for Sorin Biomedicals, Inc. (a developer and manufacturer of cardiopulmonary and cardiovascular products) from February 1992 to April 1997. He was Manager of Research and Development for Pfizer/Shiley (a developer and manufacturer of cardiopulmonary and cardiovascular equipment and disposables) from November 1990 to February 1992. Mr. Witherspoon held various technical and management positions with Xerox Medical Systems (a manufacturer and developer of diagnostic medical electronic and mechanical systems) from March 1979 to October 1990

Executive Compensation

The following table sets forth the compensation awarded to, earned by or paid to our chief executive officer and each other executive officer whose salary and bonus exceeded $100,000 for the years ended December 31, 1999, 1998, and 1997.

Summary Compensation Table
		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Other Annual Compensation (1)	Securities Underlying Option
Ramesh C. Trivedi Chief Executive Officer and President	1999 1998 1997	$279,840 279,840 264,000	$ 75,725 42,501 50,400	6,210 120,000 20,000
Mark W. Winn Chief Financial Officer	1999 1998 1997	$ 126,500 118,833 38,333	$ -- -- --	-- -- 45,000

________

(1) Represents cash incentive bonus

(2) Mr. Winn's employment commenced on September 2, 1997 and ended on December 31, 1999.

Employment Agreement

Dr. Ramesh Trivedi serves as our chief executive officer and president pursuant to an employment agreement terminable at will by either party. Dr. Trivedi's annual salary is $279,840 ($23,320 per month). If we terminate his employment without cause, Dr. Trivedi is entitled to receive his monthly salary for a period of eighteen months following the date of termination.

Stock Options

The following table contains information concerning the grant of stock options under our 1998 stock option plan to Dr. Trivedi and Mr. Winn during the fiscal year ended December 31, 1999.
Option Grants in Last Fiscal Year (Individual Grants)
Name	Number of Shares Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share (2)	Expiration Date
Ramesh C. Trivedi Mark W. Winn	6,210 -	3.7% -	.10 -	8/16/09 -

___________

(1) Stock options are granted at the discretion of the Compensation Committee of our Board of Directors. Stock options have a 10-year term and vest periodically over a period not to exceed five years.

(2) The Compensation Committee of our Board of Directors may elect to reduce the excise price of any option to the current fair market value of the common stock if the value of the common stock has declined from the date of grant.

The following table summarizes for each of Dr. Trivedi and Mr. Winn the total number of unexercised options, if any, held at December 31, 1999, and the aggregate dollar value of in-the-money, unexercised options, held at December 31, 1999. The value of the unexercised, in-the-money options at December 31, 1999, is the difference between their exercise or base price and the value of the underlying common stock on December 31, 1999. The closing sale price of the common stock on the Nasdaq SmallCap Market on December 31, 1999 was $1.6562 per share.

Aggregated Option Exercises in Last Fiscal Year and FY End Option Values
	Shares Acquired Upon Exercise of Options During Fiscal 1999		Number of Securities Underlying Unexercised Options at December 31, 1999		Value of Unexercised In-The-Money Options at December 31, 1999
Name	Number	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Ramesh C. Trivedi Mark W. Winn	None None	None None	374,852 15,000	68,265 30,000	$512,431(1) 0	0 0

__________

  Represents value of options to purchase 316,907 shares at an exercise price of $0.07 per share and options to purchase 6,210 shares at an exercise price of $0.10 per share.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the beneficial ownership of common stock at September 14, 2000 by (i) each stockholder known by us to be a beneficial owner of more than five percent of our outstanding common stock, (ii) each of our directors, (iii) each of our executive officers listed in the Summary Compensation Table and (iv) all directors and officers as a group.
Name	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock Beneficially Owned(2)
International Business Machines Corporation Old Orchard Road, Armonk, N.Y. 10504	2,274,066 (3)	10.53%

EJ Financial Investments V, L.P. 225 East Deer Path Road, Suite 250 Lake Forest, IL 60045	1,039,792	5.38%

ILTAG International Licensing Holding S.A.L., a subsidiary of the Dogmach Group of Companies, Adnan Al Hakim Street Assaf Bldg. P.O. Box 135660 Beirut, Lebanon	4,211,198 (4)	19.08%

Ramesh C. Trivedi(5)	400,185 (6)	2.03%

John N. Kapoor(7)	1,039,792 (8)	5.38%

Falah Al-Kadi (9)	4,211,198 (10)	19.08%

Urs Wettstein	2,105,599(11)	10.18%

Bernd Herrmann	2,105,599(11)	10.18%

All directors and officers as a group (5 persons)	5,651,175	25.16%

____________________

  Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated, subject to community property laws, where applicable.

  For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on September 14, 2000, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
  Includes warrants to purchase 2,206,479 shares of common stock at an exercise price of $0.01 per share exercisable until December 31, 2005, warrants to purchase 67,587 shares of common stock at an exercise price of $0.07 per share exercisable until December 31, 2000 which warrants are presently exercisable.
  Includes warrants to purchase 2,750,000 shares of common stock at an exercise price of $1.027 per share with 250,000 exercisable until October 4, 2000, 250,000 exercisable until November 4, 2000, 250,000 exercisable until December 4, 2000 and the balance exercisable until December 4, 2002.
  Address is c/o our company, 1850 Research Park, Davis, California 95616-4884
  Includes 396,185 shares that Dr. Trivedi may acquire upon exercise of stock options exercisable within 60 days - 316,907  shares at an exercise price of $0.07 per share, 73,068 shares at an exercise price of $3.00 per share and 6,210 shares at an exercise price of $0.10 per share. Dr. Trivedi may acquire additional 46,932 shares upon exercise of stock options that become exercisable over the remaining term of the options at an exercise price of $3.00 per share.
  Address is c/o EJ Financial Enterprises, 225 E. Deer Path Road, Suite 250, Lake Forest, Illinois 60045.
  Represents shares of common stock owned by EJ Financial Investments V, L.P., a limited partnership of which Mr. Kapoor is the managing general partner. Mr. Kapoor disclaims beneficial ownership of such shares.
  Address is c/o Dogmoch Group of Companies, Adnan Al Hakim St., Assaf Bldg., P.O. Box 135660, Beirut, Lebanon
  Represents shares and warrants owned by ILTAG, a subsidiary of Dogmoch of which he is Vice-Chairman.
  Includes 1,375,000 warrants to purchase shares of common stock at $1.027 per share with 125,000 exercisable until October 4, 2000, 125,000 exercisable until November 4, 2000, 125,000 exercisable unitl December 4, 2000 and the balance of 1,000,000 exercisable until December 14, 2002.

Certain Transactions

In November 1999, we entered into a distribution agreement that gave Spark 1st Vision GmbH & Co. KG, a German company, the exclusive right to distribute our products in Europe, the Middle East and Africa through 2003. Under the agreement, Spark 1st Vision was obligated to purchase a minimum of 24 ROBODOC systems during 2000 and 32 ROBODOC systems during 2001. It also was required to pay us $200,000 per month for the first six months of 2000, $300,000 per month for the remainder of 2000, and $400,000 per month for 2001, offset by the purchase price of products purchased. Spark 1st Vision's liability to us under the agreement was limited to $1 million, exclusive of the minimum purchase obligation. Spark 1st Vision is controlled by Manfred Schmitt, a German venture capitalist. As of the date we entered into the distribution agreement, Mr. Schmitt beneficially owned slightly more than five percent of our common stock.

In May 2000, we terminated the agreement with Spark 1st Vision. We received approximately $1,000,000 from Spark 1st Vision in settlement of its obligations under the agreement.

Selling Securityholder

Triton West Group, Inc. is offering and selling shares of common stock we may sell to it from time to time under an equity line of credit agreement. We may sell up to $12,000,000 of our common stock to Triton at a purchase price of 85% of the lowest closing bid price of our common stock during the nine day trading period commencing two trading days before we deliver a purchase notice to Triton. At an assumed purchase price of $0.50 per share, we could sell up to 24,000,000 shares to Triton. However, under the terms of the agreement, the number of shares that Triton may acquire under the agreement may not exceed that number which would cause it to become the beneficial owner of more than 4.99% of the then issued and outstanding shares of common stock, or result in the issuance of more than an aggregate of 3,843,939 shares of common stock, representing 19.9% of the shares outstanding on the date of the private equity line of credit agreement, until stockholders approve the issuance of shares in excess of that number. Since there is no minimum purchase price, if the market price of the common stock declines below the assumed purchase price, the number of shares that the selling securityholder may acquire upon purchase will increase. If following a sustained increase in the market price of the common stock sufficient to offset the 15% discount used in computing the purchase price, the purchase price is higher than the assumed purchase price, the number of shares that the selling securityholder may acquire will decrease.

Other than a warrant to purchase 35,000 shares of common stock that it acquired in connection with the equity line agreement, Triton does not own any of our securities. Sophia Harris has voting and dispositive power with respect to the shares of common stock Triton may acquire from us under the equity line. Triton's address is c/o CFS Ltd., Harbor Centre, 48th Floor, P.O. Box 613GT, Georgetown, Grand Cayman. Neither Triton, nor any of its officers, directors or affiliates has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Plan of Distribution

The selling securityholder may sell shares from time to time in public transactions, on or off The Nasdaq SmallCap Market, or private transactions, at prevailing market prices or at privately negotiated prices. They may sell their shares in the following types of transactions:

  ordinary brokerage transactions and transactions in which the broker solicits purchasers;
  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and
  face-to-face transactions between sellers and purchasers without a broker-dealer.

The selling securityholder also may sell shares that qualify under Section 4(l) of the Securities Act or Rule 144. As used in this prospectus, the selling securityholder include donees, pledgees, distributees, transferees and other successors-in -interest of the selling securityholder named in this prospectus.

In effecting sales, brokers or dealers engaged by the selling securityholder may arrange for other brokers or dealers to participate in the resales. The selling securityholder may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling securityholder also may sell shares short and deliver the shares to close out such short positions, except that the selling securityholder has agreed that they will not enter into any put option or short position with respect to the common stock prior to the date of the delivery of a conversion notice. The selling securityholder also may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares, which the broker-dealer may resell under this prospectus. The selling securityholder also may pledge the shares to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling securityholder in amounts to be negotiated in connection with the sale. Triton West Group is an "underwriters" within the meaning of the Securities Act of the shares of common stock offered and sold under this prospectus, and any commission, discount or concession they receive will be underwriting compensation. Any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with the distribution of shares under this prospectus, and any commission, discount or concession they receive may be deemed to be underwriting compensation.

Information as to whether the underwriters who may be selected by the selling securityholder, or any other broker-dealer, is acting as principal or agent for the selling securityholder, the compensation to be received by them, and the compensation to be received by other broker-dealers, in the event such compensation is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

We have advised the selling securityholder that during such time as they may be engaged in a distribution of the shares they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling securityholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

Description Of Securities

The authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of "blank check" preferred stock, par value $0.01 per share. As of September 14, 2000, 19,316,276 shares of common stock were issued and outstanding and 57 shares of our series F convertible preferred stock, 820 shares of our series G convertible preferred stock and 1,200 shares of our series H convertible preferred stock were outstanding.

The following are brief descriptions of our securities. The rights of the holders of shares of capital stock are established by our restated certificate of incorporation, as amended, our by-laws and Delaware law. The following statements do not purport to be complete or give full effect to statutory or common law, and are subject in all respects to the applicable provisions of the certificate of incorporation, by-laws and state law.

Common Stock

Holders of our common stock are entitled to one vote per share, and subject to the rights of holders of preferred stock, to receive dividends when, as and if declared by our Board of Directors and to share ratably in our assets legally available for distribution to holders of common stock in the event of the liquidation, dissolution or winding up of our company. Holders of the common stock do not have subscription, redemption, conversion or preemptive rights.

Each share of common stock is entitled to one vote on any matter submitted to the holders, except that holders are entitled to cumulate their votes in the election of directors. In other words, a stockholder may give one nominee a number of votes equal to the number of Directors to be elected, multiplied by the number of votes to which the stockholder's shares are normally entitled, or he may distribute his votes among as many candidates as he sees fit. The candidates receiving the highest number of votes shall be elected. If a stockholder gives notice at the meeting prior to the voting, of such stockholder's intention to cumulate his votes, all stockholders may cumulate their votes for candidates in nomination. On all other matters which may properly come before the meeting, each share has one vote. The Board is empowered to fill any vacancies on the Board created by the resignation of Directors. Except as otherwise required by the Delaware General Corporation Law, all stockholder action (other than the election of the Directors, who are elected by a plurality vote) is subject to approval by a majority of the shares of common stock present at a stockholders' meeting at which a quorum (a majority of the issued and outstanding shares of the common stock) is present in person or by proxy, or by written consent pursuant to Delaware law. All shares of common stock outstanding are fully paid and non-assessable.

Options and Warrants

Options. We have outstanding options to purchase an aggregate of 1,752,098 shares of common stock, at exercise prices ranging from $0.07 to $8.63, which expire at various dates from 2000, to 2010. See "Management - Stock Option Plan."

Warrants. We have outstanding warrants to purchase an aggregate of 17,634,911 shares of common stock, at exercise prices ranging from $0.01 to $4.39, which expire at various dates through 2005. Warrants to purchase shares of common stock were issued in our initial public offering in November 1996. Adjusted in accordance with dilution provisions, these outstanding public warrants are now convertable into 6,112,552 shares of common stock. Each of these publicly-traded warrants entitles the registered holder thereof to purchase one share of common stock at $1.54 per share on or before November 19, 2001. The exercise price and the number of shares of common stock issuable upon the exercise of each warrant is subject to adjustment in the event of a stock split, stock dividend, recapitalization, merger, consolidation or certain other events. We may redeem the warrants, at a price of $0.10 per warrant, upon not less than 30 days prior written notice at any time on or before November 19, 2001; provided the average of the closing bid quotations of our common stock, during the period of twenty (20) consecutive trading days ending on the third day prior to the date upon which the notice of redemption is given, as reported on The Nasdaq SmallCap Market (or if the common stock is not quoted thereon), the closing sale price of the common stock on the Nasdaq National Market or other principal securities exchange upon which the common stock is then quoted or listed, or such other reporting system that provides closing sale prices for the common stock has been at least 150% of the then exercise price of the warrants.

Preferred Stock

We are authorized to issue up to 1,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without further stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

Since September 1998, we have received aggregate net proceeds of approximately $14.2 million from the sale of eight series of our convertible preferred stock. Information concerning these preferred stock financings is set forth below.

                                            Shares of
                                            Preferred
                                              Stock     Warrants      Gross
            Series        Date of Sale        Sold       Issued     Proceeds
        ------------- -------------------- ---------- ----------- ------------
              A        September 10, 1998      3,520      44,000  $ 3,520,000
              B        March 26, 1999          1,000      12,500    1,000,000
              C        June 10, 1999             750       9,375      750,000
              D        June 30, 1999           2,000      25,000    2,000,000
              E        July 30, 1999           3,000      37,500    3,000,000
              F        February 22, 2000       2,000     125,000    2,000,000
              G        May 30, 2000            1,800      63,000    1,800,000
              H        August 17, 2000         1,200     500,000    1,200,000

Each series of preferred stock has a stated value of $1,000 per share. All series, other than series H, were initially convertible into common stock at a conversion price equal to 85% of the lowest sale price of the common stock on the Nasdaq SmallCap Market over the five trading days preceding the date of conversion, subject to a maximum conversion price. The series H, and as a result of antidilution adjustments resulting from the issuance of the series H, since the issuance of the series H on August 17, 2000, the outstanding shares of series F and series G, are convertible into common stock at a conversion price equal to 80% of the lowest sale price of the common stock on the Nasdaq SmallCap Market over the five trading days prior to the date of conversion. The number of shares of common stock that may be acquired upon conversion is determined by dividing the stated value of the number of shares of preferred stock to be converted by the conversion price. As of September 14, 2000, 57 shares of series F preferred stock, 820 shares of series G preferred stock, and 1,200 shares of series H preferred stock were outstanding. No other shares of preferred stock are outstanding. On February 7, 2000 we redeemed the 1,085 shares of series E preferred stock outstanding for a total redemption price of $1,085,000, or $1,000 per share, the stated value of a share of series E preferred stock.

The maximum conversion prices for the outstanding preferred stocks are: series F--$1.22 per share; series G--$1.63 per share; and series H--$1.06 per share.

There is no minimum conversion price for any series of preferred stock. Consequently, there is no limit on the number of shares of common stock that may be issued upon conversion, except that the terms of each series, set forth in the certificate of designations for that series, limit:

  The number of shares of common stock that a holder of preferred stock may acquire upon conversion, together with shares beneficially owned by the holder and its affiliates, to five percent (5%) of the total outstanding shares of common stock.
  The number of shares of common stock that the holders of a series of preferred stock may acquire upon conversion to that number of shares representing 19.9% of the shares outstanding on the date upon which that series was issued, until stockholders approve the issuance upon conversion of shares in excess of that number of shares. This limitation is required by the rules of The Nasdaq Stock Market, Inc.

The number of shares of common stock issued upon conversion of each series of preferred stock as of September 14, 2000 was as follows: series A - 2,867,135; series B - 459,831; series C - 563,497; series D - 1,605,203; series E - 1,490,101; series F: 2,015,282 series G: 1,396,705; and series H: none. The average actual conversion price for shares of each series of preferred stock converted into shares of common stock as of September 14, 2000 was as follows: series A - $1.23; Series B - $2.17; Series C - $1.33; Series D -$1.25; Series E - $1.22; Series F - $0.96; and Series G - $0.70.

The number of shares of common stock that may be acquired upon conversion of the outstanding shares of preferred stock as of September 14, 2000, based upon an assumed conversion prices of $0.50, is as follows: Series F - 113,764; Series G - 1,640,000, and Series H - 2,400,000.

The market price of the common stock on the date of issue of each series of preferred stock was as follows: series A - $3.56; series B - $1.97; series C - $1.81; series D - $2.97; series E - $3.50, series F - $2.38; series G - $1.38; and series H - $0.81.

The conversion price of each series of preferred stock on the date of issue would have been as follows: series A - $2.76; series B - $1.49; series C - $1.41; series D - $2.23; series E - $2.87; series F - $1.22; series G - $1.06; and series H - $0.65. The number of shares of common stock into which the preferred stock would have been convertible on the date of issue would have been as follows: series A - 1,274,000; series B - 672,000; series C - 533,000; series D - 896,000, series E - 1,046,000; series F - 1,639,000; series G - 1,694,000; and series H - 1,846,000.

Holders of preferred stock are not entitled to dividends and have no voting rights, unless required by law or with respect to certain matters relating to the preferred stock.

We may redeem the preferred stock upon written notice to the holders of the preferred stock at any time after August 8, 2000, in the case of the series F preferred stock, January 28, 2001, in the case of the series G preferred stock, and six months after the date of a registration statement for the resale of the common stock that may be acquired upon conversion is declared effective by the SEC, in the case of the series H preferred stock, in each case, at a redemption price equal to the greater of $1,500 per share and the market value of the shares of common stock into which such shares of preferred stock could have been converted on the date of the notice of redemption based upon the closing price of the common stock on that date.

The conversion price and the number of shares of common stock that may be acquired upon conversion are subject to adjustment in the event of a stock split, stock dividend, reorganization, reclassification or issuance of shares of common stock (or securities convertible into or exercisable or exchangeable for common stock) prior to February 22, 2001, in the case of the series F preferred stock, July 28, 2001 in the case of the series G preferred stock, and one year after the date a registration statement for the resale of the common stock that may be acquired upon conversion is declared effective by the SEC in the case of the series H preferred stock, in each case, at less than the then conversion price in transactions exempt from the registration requirements of the Securities Act if we grant the purchasers of such shares (or other securities) the right to demand registration of such shares.

Statutory Provisions Affecting Stockholders

We are subject to Section 203 of the Delaware General Corporation Law, the State of Delaware's "business combination" statute. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested "stockholder," unless (i) the transaction in which the interested stockholder obtained such status or the "business combination" is approved by the Board of Directors prior to the date the interested stockholder obtained such status; (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect tour Company and, accordingly, may discourage attempts to acquire us.

Shares Eligible for Future Sale

As of September 14, 2000 we had 19,316,276 shares of common stock outstanding, of which only 14,738,992 shares of common stock are transferable without restriction under the Securities Act. The remaining 4,577,284 shares, issued in private transactions, are "restricted securities" (as that term is defined in Rule 144 promulgated under the Securities Act) which may be publicly sold only if registered under the Securities Act or if sold in accordance with an applicable exemption from registration, such as Rule 144. In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of our company, who has beneficially owned restricted securities for at least two years, is entitled to sell (together with any person with whom such individual is required to aggregate sales), within any three-month period, a number, of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the common stock is quoted on Nasdaq or a national securities exchange, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of our company for at least three months, and who has beneficially owned restricted securities for at least three years is entitled to sell such restricted securities under Rule 144 without regard to any of the limitations described above.

Dividend Policy

Since we have never paid any dividends on our common stock and we do not anticipate paying such dividends in the foreseeable future. We intend to retain earnings, if any, to finance our operations.

Reports to Stockholders

We distribute to our stockholders annual reports containing financial statements audited and reported upon by our independent certified public accountants after the end of each fiscal year, and makes available such other periodic reports as we deem to be appropriate or as may be required by law or by the rules or regulations of any stock exchange o which our common stock is listed. Our fiscal year end is December 31.

Transfer Agent and Warrant Agent

American Stock Transfer and Trust Company is the Transfer Agent for our common stock and Warrant Agent for our publicly-traded warrants

Where You Can Find More Information

We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at w,%A,w.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

Legal Matters

The validity of the shares of common stock offered hereby has been passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.

Experts

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 1998, and for the years ended December 31, 1999, and 1998 as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We've included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Part II

Information Not Required in the Prospectus

Item 24. Indemnification of Directors and Officers

Article VI of the Registrant's by-laws provides that a director or officer shall be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (provided such settlement is approved in advance by the Registrant) in connection with certain actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action" if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, except that no person who has been adjudged to be liable to the Registrant shall be entitled to indemnification unless a court determines that despite such adjudication of liability but in view of all of the circumstances of the case, the person seeking indemnification is fairly and reasonably entitled to be indemnified for such expenses as the court deems proper.

Article 6.5 of the Registrant's by-laws further provides that directors and officers are entitled to be paid by the Registrant the expenses incurred in defending the proceedings specified above in advance of their final disposition. provided that such payment will only be made upon delivery to the Registrant by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified.

Article 6.4 of the Registrant's by-laws provides that a person indemnified under Article VI of the bylaws may contest any determination that a director, officer, employee or agent has not met the applicable standard of conduct set forth in the by-laws by petitioning a court of competent jurisdiction.

Article 6.6 of the Registrant's by-laws provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in the Article will not be exclusive of any other right which any person may have or acquire under the by-laws, or any statute or agreement. or otherwise.

Finally, Article 6.7 of the Registrant's by-laws provides that the Registrant may maintain insurance, at its expense, to reimburse itself and directors and officers of the Registrant and of its direct and indirect subsidiaries against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such persons against such expense, liability or loss under the provisions of Article VI of the by-laws. The Registrant maintains and has in effect such insurance.

Article I I of the Registrant's certificate of incorporation eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent provided by Delaware law. Section 102 (b) (7) of the DGCL provides for the elimination off such personal liability, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act" may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

The expenses payable by the Company in connection with the issuance and distribution of the securities being registered are estimated below:

SEC registration fee Listing fees Legal fees and expenses Printing expenses Accounting fees Advisory fees Escrow Agent fees Miscellaneous Total	$ 3,200 7,500 10,000 10,000 15,000 210,000 16,000 5,000 $276,700

Item 26. Recent Sale of Unregistered Securities

During the past three years, the Registrant has sold securities to a limited number of persons, as described below. Except as indicated, there were no underwriters involved in the transactions and there were no underwriting discounts or commissions paid in connection therewith. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates for the securities issued in such transactions. All purchasers of securities in each such transaction had adequate access to information about the Registrant, and in the case of transactions exempt form registration under Section 4(2) of the Securities Act, were sophisticated investors.

  On September 5, 1997, the Registrant issued 619,355 shares of common stock to the former shareholders of Innovative Medical Machines International ("IMMI") in connection with the acquisition of IMMI. The issuance of these shares was exempt form registration pursuant to Section 4(2) of the Securities Act and Regulation S.
  On September 10, 1998, the Registrant issued and sold to two accredited investors a total of 3,520 shares of its series A convertible preferred stock and warrants to purchase 44,000 shares of common stock. The total purchase price for these securities was $3,520,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On March 26, 1999, the Registrant issued and sold to four accredited investors a total of 1,000 shares of its series B convertible preferred stock and warrants to purchase 12,500 shares of common stock. The total purchase price for these securities was $1,000,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On June 10, 1999, the Registrant issued and sold to two accredited investors a total of 750 shares of its series C convertible preferred stock and warrants to purchase 9,375 shares of common stock. The total purchase price for these securities was $750,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On June 30, 1999, the Registrant issued and sold to one accredited investor a total of 2,000 shares of its series D convertible preferred stock and warrants to purchase 25,000 shares of common stock. The total purchase price for these securities was $2,000,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On July 30, 1999, the Registrant issued and sold to nine accredited investors a total of 3,000 shares of its series E convertible preferred stock and warrants to purchase 37,500 shares of common stock. The total purchase price for these securities was $3,000,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On February 8, 2000, the Registrant issued and sold to four accredited investors a total of 2,000 shares of its series F convertible preferred stock and warrants to purchase 125,000 shares of common stock. The total purchase price for these securities was $2,000,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On May 30, 2000, the Registrant issued and sold to four accredited investors a total of 1,800 shares of its series G convertible preferred stock and warrants to purchase 63,000 shares of common stock. The total purchase price for these securities was $1,800,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On August 17, 2000, the Registrant issued and sold to four accredited investors a total of 1,200 shares of its series H convertible preferred stock and warrants to purchase 500,000 shares of common stock. The total purchase price for these securities was $1,200,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On August 17, 2000, the Registrant issued to two holders of its series G convertible preferred stock, warrants to purchase 100,000 shares of common stock in consideration for their consent to the issuance of the series H convertible preferred stock. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act.
  From September 10, 1998 to May 30, 2000, the Registrant issued a total of 44,640 shares of common stock to a financial advisory firm for services rendered in connection with the Registrant's convertible preferred stock financings. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act.
  From September 10, 1998 to September 14, 2000, the Registrant issued a total of 10,397,754 shares of common stock to 14 accredited investors upon conversion of its preferred stock. The issuance and sale of these shares was exempt from registration under Section 3(a)(9) of the Securities Act.
  On August 17, 2000, the Registrant issued warrants to purchase 50,000 shares of common stock to a registered broker-dealer for financial advisory services rendered in connection with the series H convertible preferred stock financing. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act.
  On September 15, 2000, the Registrant issued 5,000 shares of common stock and warrants to purchase an additional 35,000 shares of common stock to an accredited investor in connection with an equity line of credit agreement. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On December 14, 1999, the Registrant issued and sold to ILTAG International Licensing Holding S.A.L., Bernd Hermann and Urs Wettstein an aggregate of 2,922,396 shares of common stock and warrants to purchase an additional 11,700,000 shares of common stock for a total purchase price of $4,000,000. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D.
  On November 17, 1999, the Registrant issued a total of 30,351 shares of common stock to two individuals, one of whom was a director of the registrant, as compensation for management consulting services. The issuance and sale of these securities was exempt from registration under Section 4(2) of the Securities Act.
  On April 26, 2000, the Registrant issued 9,412 shares of common stock to a financial advisory firm as compensation for investor services. The issuance and sale of these shares was exempt from registration under Section 4(2) of the Securities Act.
  On March 6, 2000, the Registrant issued 12,480 shares of common stock to an investor relations firm as compensation for investor relations services. The issuance and sale of these shares was exempt from registration under Section 4(2) of the Securities Act.
  On June 12, 2000, the Registrant issued 20,798 shares of common stock to a supplier of the Registrant in payment for goods and services. The issuance of the shares was exempt from registration under Section 4(2) of the Securities Act.
  On February 19, 1999 the Registrant sold and issued 110 shares of common stock to an employee for a total purchase price of $412. The issuance and sale of these shares was exempt from registration under Section 4(2) of the Securities Act

Item 27. Exhibits

EXHIBIT                           DESCRIPTION
-------                           -----------
  3.1     Form of Certificate of Incorporation of the Registrant, as
          amended.(1)
  3.2     By-laws of the Registrant, as amended.
  3.3     Certificate of Designations for Series F Convertible
          Preferred Stock.(4)
  3.3     Certificate of Designations for Series G Convertible
          Preferred Stock.(11)
  3.4     Certificate of Designations for Series H Convertible
          Preferred Stock.(12)
  4.1     Form of warrant issued to the underwriters for the
          Registrant's initial public offering in November 1996.(2)
  4.2     Form of Warrant Agreement relating to the Registrant's
          Redeemable Common Stock Purchase Warrants.(2)
  4.3     Specimen Common Stock Certificate.(2)
  4.4     Specimen Warrant Certificate (included as Exhibit A to
          Exhibit 4.2 herein).(2)
  4.5     1998 Stock Option Plan.(5)
  4.6     Employee Stock Purchase Plan.(5)
  4.7     Common Stock Purchase Warrant issued by the Registrant to
          International Business Machines Corporation ("IBM"), dated
          February 6, 1991, as amended (included as Exhibit J to
          Exhibit 10.5 herein).(2)
  4.8     Stockholders' Agreement between the Founders of the
          Registrant and IBM, dated February 6, 1991, as amended.(2)
  4.9     Common Stock Purchase Warrant issued by the Registrant to
          IBM, dated December 21, 1995 (included as Exhibit I to
          Exhibit 10.5 herein).(2)
  4.10    Series D Preferred Stock Purchase Warrant issued by the
          Company to IBM, dated December 21, 1995 (included as Exhibit
          H to Exhibit 10.5 herein).(2)
  4.11    Warrant issued by the Registrant to Sutter Health, Sutter
          Health Venture Partners ("Sutter Health VP") and Keystone
          Financial Corporation ("Keystone"), dated December 21, 1995
          (included as Exhibits K, L and M, respectively, to Exhibit
          10.5 herein).(2)
  4.12    Registration Rights Agreement among the Registrant, IBM,
          John N. Kapoor Trust ("Kapoor"), EJ Financial Investments V,
          L.P. ("EJ Financial"), Keystone, Sutter Health and Sutter
          Health VP, dated as of December 21, 1995 (included as
          Exhibit G to Exhibit 10.5 herein).(2)
  4.13    1995 Stock Option Plan, as amended.(2)
  4.14    Series D Preferred Stock Purchase Warrant issued by the
          Registrant to IBM, dated February 29, 1996 (together with
          the warrant referred to in Exhibit 4.10, the "Series D
          Warrants").(2)
  4.15    Letter Agreement between the Registrant and IBM dated
          October 29, 1997, amending the Series D Warrants and the
          Series D Preferred Stock and Warrant Purchase Agreement
          among the Registrant, IBM and EJ Financial, dated December
          21, 1995.(6)
  4.16    Form of warrant issued to CA IB Investmentbank
          Aktiengesellschaft and Value Management & Research GmbH.(6)
  4.17    Form of warrant issued to purchasers of Series A Convertible
          Preferred Stock.(7)
  4.18    Form of warrant issued to purchasers of Series B Convertible
          Preferred Stock.(8)
  4.19    Form of warrant issued to purchasers of Series C Convertible
          Preferred Stock.(3)
  4.20    Form of warrant issued to purchasers of Series D Convertible
          Preferred Stock.(3)
  4.21    Form of warrant issued to purchasers of Series E Convertible
          Preferred Stock.(9)
  4.22    Form of warrant issued to purchasers of Series F Convertible
          Preferred Stock.(4)
  4.23    Form of warrant issued to purchasers of Series G Convertible
          Preferred Stock.(11)
  4.24    Form of warrant issued to purchasers of Series H Convertible
          Preferred Stock.(12)
  4.25    Form of Registration Rights Agreement for Series A
          Convertible Preferred Stock financing.(7)
  4.26    Form of Registration Rights Agreement for Series B
          Convertible Preferred Stock financing.(8)
  4.27    Form of Registration Rights Agreement for Series C
          Convertible Preferred Stock financing.(3)
  4.28    Form of Registration Rights Agreement for Series D
          Convertible Preferred Stock financing.(3)
  4.29    Form of Registration Rights Agreement for Series E
          Convertible Preferred Stock financing.(9)
  4.30    Form of Registration Rights Agreement for Series F
          Convertible Preferred Stock financing.(4)
  4.31    Form of Registration Rights Agreement for Series G
          Convertible Preferred Stock financing.(11)
  4.32    Form of Registration Rights Agreement for Series H
          Convertible Preferred Stock financing.(12)
  4.33    Form of warrant dated December 14, 1999 issued to ILTAG
          International Licensing Holding S.A.L., Bernd Herrmann and
          Urs Wettstein.(10)
  4.34    Form of Registration Rights Agreement dated December 14,
          1999 among the Registrant, ILTAG International Licensing
          Holding S.A.L., Bernd Herrmann and Urs Wettstein.(10)
  4.35    Registration Rights Agreement for the purchasers of Stock under the
          Equity Line of Credit Agreement (included as Exhibit C to Exhibit
          10.26).
  4.36    Form of warrant issued under the Equity Line of Credit
          Agreement (included as Exhibit D to Exhibit 10.26).
  4.37    2000 Stock Award Plan.
  4.38    2000 Long Term Performance Plan.

  5.1     Opinion of Snow Becker Krauss P.C.. (14)

 10.1     Loan and Warrant Purchase Agreement between the Registrant and IBM, dated as of February 6, 1991.(2)
 10.2     License Agreement between the Registrant and IBM, dated
          February 4, 1991.(2)
 10.3     Series B Preferred Stock Purchase Agreement among the
          Registrant, Sutter Health and The John N. Kapoor Trust,
          dated as of April 10, 1992.(2)
 10.4     Series C Preferred Stock Purchase Agreement among the
          Registrant, Sutter Health and Keystone, dated as of November
          13, 1992, as amended December 13, 1995.(2)
 10.5     Series D Preferred Stock and Warrant Purchase Agreement
          among the Registrant, IBM and EJ Financial, dated December
          21, 1995.(2)
 10.6     Investors Agreement among the Registrant, IBM, Wendy
          Shelton-Paul Trust, William Bargar, Brent Mittelstadt, Peter
          Kazanzides, Kapoor, Sutter Health, Sutter Health VP and EJ
          Financial, dated as of December 21, 1995.(2)
 10.7     Employment Agreement between the Registrant and Ramesh
          Trivedi, dated December 8, 1995.(2)
 10.8     License Agreement between the Registrant and IBM, dated
          February 4, 1991.(2)
 10.9     Agreement for the Purchase and Use of Sankyo Industrial
          Products between the Registrant and Sankyo Seiki (American)
          Inc. dated November 1, 1992.(2)
 10.10    Stock Purchase Agreement dated as of September 5, 1997
          between the Registrant and the holders of the outstanding
          capital stock of Innovative Medical Machines International,
          S.A.(6)
 10.11    Registration Rights Agreement dated September 5, 1997 by and among the Registrant and the holders of the outstanding
          capital stock of Innovative Medical Machines International,
          S.A.(6)
 10.12    Preferred Stock Purchase Agreement for Series A Convertible
          Preferred Stock.(7)
 10.13    Preferred Stock Purchase Agreement for Series B Convertible
          Preferred Stock.(8)
 10.14    Preferred Stock Purchase Agreement for Series C Convertible
          Preferred Stock.(3)
 10.15    Preferred Stock Purchase Agreement for Series D Convertible
          Preferred Stock.(3)
 10.16    Preferred Stock Purchase Agreement for Series E Convertible
          Preferred Stock.(9)
 10.17    Preferred Stock Purchase Agreement for Series F Convertible
          Preferred Stock.(4)
 10.18    Preferred Stock Purchase Agreement for Series G Convertible
          Preferred Stock.(11)
 10.19    Preferred Stock Purchase Agreement for Series H Convertible
          Preferred Stock.(12)
 10.20    Stock and Warrant Purchase Agreement dated as of October 1,
          1999 among the Registrant, ILTAG International Licensing
          Holding S.A.L., Bernd Herrmann and Urs Wettstein. (10)
 10.21    Distribution Agreement dated November 12, 1999 between the
          Registrant and Spark 1st Vision GmbH & Co. KG. (13)
 10.22    Mutual Termination Agreement dated May 9, 2000 between the Registrant and Spark 1st Vision GmbH & Co. KG.
 10.23    Personal Undertaking dated May 30, 200 by ILTAG International
          Licensing Holding S.A.L. towards the Registrant.
 10.24    Personal Undertaking dated May 21, 2000 of Urs Wettstein.
 10.25    Personal Undertaking dated May 16, 2000 of Bernd Herrmann.
 10.26    Private Equity Line of Credit Agreement dated September 15, 2000 with Triton West Group, Inc.
 10.27    Escrow Agreement dated September 15, 2000 for the Equity Line of
          Credit Agreement (included as Exhibit A to Exhibit 10.26).
 10.28    Letter Agreement dated October 6, 2000 amending the Private Equity
          Line of Credit Agreement dated September 15, 2000.

 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2     Consent of Snow Becker Krauss P.C. (included in Exhibit 5.1)

(1) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.

(2) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-9207), declared effective on November 20, 1996.

(3) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration No. 333-83067), declared effective on October 14, 1999.

(4) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration No. 333-30422), declared effective on February 22, 2000.

(5) Incorporated by reference to the Registrant's Annual Report on Form 10- KSB for the fiscal year ended December 31, 1997.

(6) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-31481), declared effective on November 14, 1997.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration No. 333-66133), declared effective on January 14, 1999.

(8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1999.

(9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 1999.

(10) Incorporated by reference to the Registrant's proxy statement dated October 5, 1999.

(11) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration No. 333-40710), declared effective on July 28, 2000.

(12) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration No. 333-45706), declared effective on September 28, 2000.

(13) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

(14) To be filed in a future amendment to this SB-2.

Item 28. Undertakings

(a) Rule 415 Offering

The undersigned small business issuer hereby undertakes that it will:

(I) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a) (3) of the Securities Act.

(ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registrant statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in 9 the registration.

(2) For determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering thereof.

(3) Remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(e) Request for Acceleration of Effective Date

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or other-wise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of the expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Davis, State of California, on October 4, 2000.

INTEGRATED SURGICAL SYSTEMS, INC.

By: /s/ Ramesh C. Trivedi	By: /s/ Louis Kirchner
Ramesh C. Trivedi	Louis Kirchner
Chief Executive Officer and President	Chief Financial Officer
(Principal Executive Officer)	(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Ramesh C. Trivedi and Louis Kirchner, or either of them, as his true and lawful attorney-in- fact and agent, with power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying all that said attorney-in-fact and agent or his substitute or substitutes, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 22, 2000.

Signatures	Title
/s/ Ramesh C. Trivedi Ramesh C. Trivedi	Chief Executive Officer and President and a Director (Principal Executive Officer)

Falah Al-Kadi	Director

/s/ John N. Kapoor John N. Kapoor	Director

INTEGRATED SURGICAL SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors
Consolidated Balance Sheet at December 31, 1999
Consolidated Statements of Operations for the years ended December 31, 1999 and 1998
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1999 and 1998
Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998
Notes to Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheet at June 30, 2000
Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2000 and 1999
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2000 and 1999
Notes to Unaudited Condensed Consolidated Financial Statements

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Integrated Surgical Systems, Inc.

We have audited the accompanying consolidated balance sheet of Integrated Surgical Systems, Inc. as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integrated Surgical Systems, Inc. at December 31, 1999, and the consolidated results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Integrated Surgical Systems, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has an accumulated deficit of $45,800,979 as of December 31, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG LLP

Sacramento, California
March 10, 2000

INTEGRATED SURGICAL SYSTEMS, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 1999

                                  ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,918,016
  Accounts receivable less allowance for doubtful accounts
     of $345,466............................................       634,216
  Inventory.................................................     3,332,191
  Other current assets......................................       526,927
                                                              ------------
Total current assets........................................     7,411,350
Net property and equipment..................................       905,001
Leased equipment, net.......................................       638,357
Long-term net investment in sales-type leases...............       433,985
Intangible assets, net......................................     2,175,938
Other assets................................................        12,558
                                                              ------------
                                                              $ 11,577,189
                                                              ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,648,124
  Value added taxes payable.................................        78,408
  Accrued payroll and related expenses......................       386,418
  Customer deposits.........................................     1,047,066
  Accrued product retrofit costs............................       207,953
  Current portion of bank loans.............................       114,433
  Other current liabilities.................................       485,893
                                                              ------------
Total current liabilities...................................     3,968,295
Note payable................................................       153,400
Commitments and contingencies (Notes 1, 10 and 11)
Stockholders' equity:
  Convertible preferred stock, $0.01 par value, 1,000,000
     shares authorized, 2,925 shares issued and outstanding
     ($2,925,000 aggregate liquidation value)...............            29
  Common stock, $0.01 par value, 50,000,000 shares
     authorized; 14,291,915 shares issued and outstanding...       142,919
  Additional paid-in capital................................    53,631,218
  Deferred stock compensation...............................       (10,513)
  Preferred stock discount..................................       (19,853)
  Accumulated other comprehensive loss......................      (487,327)
  Accumulated deficit.......................................   (45,800,979)
                                                              ------------
Total stockholders' equity..................................     7,455,494
                                                              ------------
                                                              $ 11,577,189
                                                              ============

See accompanying notes.

INTEGRATED SURGICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
Net sales...................................................  $  6,240,842    $  6,146,434
Cost of sales...............................................     3,563,943       3,413,221
                                                              ------------    ------------
                                                                 2,676,899       2,733,213
Operating expenses:
  Selling, general and administrative.......................     6,589,222       6,347,592
  Research and development..................................     5,580,648       6,602,550
                                                              ------------    ------------
                                                                12,169,870      12,950,142
Other income (expense):
  Interest income...........................................       197,551         240,959
  Interest expense..........................................      (198,479)       (124,095)
  Foreign currency gain (loss)..............................      (183,197)        129,158
  Other, net................................................      (491,480)       (269,737)
                                                              ------------    ------------
Loss before provision for income taxes......................   (10,168,576)    (10,240,644)
Provision for income taxes..................................       (13,155)         27,235
                                                              ------------    ------------
Net loss....................................................   (10,155,421)    (10,267,879)
Preferred stock accretion...................................    (1,422,500)       (376,264)
                                                              ------------    ------------
Net loss applicable to common stockholders..................  $(11,577,921)   $(10,644,143)
                                                              ============    ============
Basic and diluted net loss per share........................  $      (1.47)   $      (1.91)
                                                              ============    ============
Shares used in computing basic net loss per share...........     7,896,171       5,584,639
                                                              ============    ============

See accompanying notes.

INTEGRATED SURGICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                               CONVERTIBLE
                                             PREFERRED STOCK       COMMON STOCK        ADDITIONAL      DEFERRED     PREFERRED
                                             ---------------   ---------------------     PAID-IN        STOCK         STOCK
                                             SHARES   AMOUNT     SHARES      AMOUNT      CAPITAL     COMPENSATION    DISCOUNT
                                             ------   ------   ----------   --------   -----------   ------------   ----------
Balance at December 31, 1997...............      --     --      5,503,390     55,034   $38,219,836    $(239,530)            --
 Exercise of stock options.................      --     --        142,010      1,420        14,313           --             --
 Issuance of stock options to consultant...      --     --             --         --       208,386           --             --
 Sale of common stock warrants.............      --     --             --         --         6,930           --             --
 Sale of convertible preferred stock and
   warrants, net of offering expenses......   3,520     35          5,000         50     3,300,362           --             --
 Stock compensation expense................      --     --             --         --       (22,540)     153,892             --
 Preferred stock discount..................      --     --             --         --       616,000           --       (616,000)
 Preferred stock accretion.................      --     --             --         --            --           --        376,264
 Comprehensive loss:
   Net loss................................      --     --             --         --            --           --             --
   Unrealized gains of securities..........      --     --             --         --            --           --             --
   Foreign currency translation
     adjustments...........................      --     --             --         --            --           --             --
 Comprehensive loss........................      --     --             --         --            --           --             --
                                             ---------------------------------------------------------------------------------
Balance at December 31, 1998...............   3,520     35      5,650,400   $ 56,504   $42,343,287    $ (85,638)    $ (239,736)
 Exercise of stock options.................      --     --         80,546        806         4,982           --             --
 Stock compensation, non-employees.........      --     --         30,351        304       204,123           --             --
 Stock compensation, employees.............      --     --         10,335        103        48,175       75,125             --
 Sale of common stock and warrants.........      --     --      2,922,396     29,224     3,627,865           --             --
 Sale of convertible preferred stock and
   warrants, net of offering expenses......   6,750     67          9,640         96     6,255,978           --             --
 Conversions of preferred stock............  (7,345)   (73)     5,588,247     55,882       (55,809)          --             --
 Preferred stock discount..................      --     --             --         --     1,202,617           --     (1,202,617)
 Preferred stock accretion.................      --     --             --         --            --           --      1,422,500
 Comprehensive loss:
   Net loss................................      --     --             --         --            --           --             --
   Adjustment to unrealized gains on
     available-for-sale securities.........      --     --             --         --            --           --             --
   Foreign currency translation
     adjustments...........................      --     --             --         --            --           --             --
   Comprehensive loss......................      --     --             --         --            --           --             --
                                             ---------------------------------------------------------------------------------
Balance at December 31, 1999...............   2,925    $29     14,291,915   $142,919   $53,631,218    $ (10,513)    $  (19,853)
                                             =================================================================================

                                              ACCUMULATED
                                                 OTHER                         TOTAL
                                             COMPREHENSIVE   ACCUMULATED    STOCKHOLDERS
                                                INCOME         DEFICIT         EQUITY
                                             -------------   ------------   ------------
Balance at December 31, 1997...............   $   26,272     $(23,578,915)  $ 14,482,697
 Exercise of stock options.................           --               --         15,733
 Issuance of stock options to consultant...           --               --        208,386
 Sale of common stock warrants.............           --               --          6,930
 Sale of convertible preferred stock and
   warrants, net of offering expenses......           --               --      3,300,447
 Stock compensation expense................           --               --        131,352
 Preferred stock discount..................           --               --             --
 Preferred stock accretion.................                      (376,264)            --
 Comprehensive loss:
   Net loss................................           --      (10,267,879)   (10,267,879)
   Unrealized gains of securities..........       50,626               --         50,626
   Foreign currency translation
     adjustments...........................      130,318               --        130,318
                                                                            ------------
 Comprehensive loss........................           --               --    (10,086,935)
                                                                            ------------
                                             -------------------------------------------
Balance at December 31, 1998...............   $  207,216     $(34,223,058)  $  8,058,610
 Exercise of stock options.................           --               --          5,788
 Stock compensation, non-employees.........           --               --        204,427
 Stock compensation, employees.............           --               --        123,403
 Sale of common stock and warrants.........           --               --      3,657,089
 Sale of convertible preferred stock and
   warrants, net of offering expenses......           --               --      6,256,141
 Conversions of preferred stock............           --               --             --
 Preferred stock discount..................           --               --             --
 Preferred stock accretion.................           --       (1,422,500)            --
 Comprehensive loss:
   Net loss................................           --      (10,155,421)   (10,155,421)
   Adjustment to unrealized gains on
     available-for-sale securities.........      (50,626)              --        (50,626)
   Foreign currency translation
     adjustments...........................     (643,917)              --       (643,917)
                                                                            ------------
   Comprehensive loss......................           --               --    (10,849,964)
                                                                            ------------
                                             -------------------------------------------
Balance at December 31, 1999...............   $ (487,327)    $(45,800,979)  $  7,455,494
                                             ===========================================

See accompanying notes.

INTEGRATED SURGICAL SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                  1999            1998
                                                              ------------    ------------
Cash flows from operating activities:
Net loss....................................................  $(10,155,421)   $(10,267,879)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................       576,812         579,666
  Amortization of intangible assets.........................       839,040         839,040
  Stock compensation, employees.............................       123,403         131,352
  Stock compensation, non-employees.........................       204,427         208,386
  Gain on short-term investments............................       (65,309)         50,626
  Equity in net loss of Marbella High Care B.V. ............            --         317,000
  Changes in operating assets and liabilities:
    Accounts receivable.....................................     1,214,882        (478,596)
    Inventory...............................................      (996,248)     (1,110,320)
    Other current assets....................................       (96,260)          9,188
    Accounts payable........................................       234,703          65,539
    Value added taxes payable...............................      (242,733)        (91,098)
    Accrued payroll and related expenses....................       (54,996)         54,655
    Customer deposits.......................................       109,418         757,604
    Accrued product retrofit costs..........................        72,605              --
    Other current liabilities...............................      (139,482)        262,217
    Note payable............................................            --            (203)
                                                              ------------    ------------
Net cash used in operating activities.......................    (8,375,159)     (8,672,823)
Cash flows from investing activities:
  Purchase of short-term investments........................            --      (2,024,278)
  Proceeds from sale of short-term investments..............     2,038,961              --
  Investment in Marbella High Care B.V. ....................            --        (563,273)
  Principal payments received on sales-type lease...........        92,489          88,425
  Purchases of property and equipment.......................      (410,384)     (1,746,127)
  Proceeds from sale of property and equipment..............        50,367              --
  Decrease (increase) in other assets.......................            --         (12,868)
                                                              ------------    ------------
Net cash provided (used) in investing activities............     1,771,433      (4,258,121)
Cash flows from financing activities:
  Proceeds from bank loans..................................        32,600         678,447
  Payments on bank loans....................................      (762,723)        (69,138)
  Proceeds from sale of preferred stock and warrants........     6,256,141       3,300,447
  Net proceeds from sale of common stock and warrants.......     3,657,089           6,930
  Proceeds from exercise of stock options...................         5,788          15,733
                                                              ------------    ------------
Net cash provided by financing activities...................     9,188,895       3,932,419
Effect of exchange rate changes on cash and cash
  equivalents...............................................       109,266         130,318
                                                              ------------    ------------
Net increase (decrease) in cash and cash equivalents........     2,694,435      (8,868,207)
Cash and cash equivalents at beginning of year..............       223,581       9,091,788
                                                              ------------    ------------
Cash and cash equivalents at end of year....................  $  2,918,016    $    223,581
                                                              ============    ============
Supplemental disclosure of cash flow information:
Cash paid for interest......................................  $     70,856    $    118,925

See accompanying notes.

INTEGRATED SURGICAL SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1999

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Integrated Surgical Systems, Inc. (the "Company") was incorporated on October 1, 1990 in Delaware. The Company develops, manufactures, markets and services computer-controlled, image-directed robotic products for surgical applications. The Company's principal product is the ROBODOC(R) Surgical Assistant System (ROBODOC(R)), which is designed for orthopedic applications. ROBODOC(R) is currently marketed in Europe and the Middle East.

On September 5, 1997, the Company acquired all of Innovative Medical Machines International, S.A.'s issued and outstanding capital stock, stock warrants and convertible debt in a transaction accounted for as a purchase. In April 1999 Innovotive Medical Machines International S.A. was renamed Integrated Surgical Systems, S.A. (ISS-SA). ISS-SA develops, manufactures and markets image guided robotic devices for surgical applications. Its principal product is the NeuroMate(R), a computer controlled surgical robot supporting neurosurgical procedures.

On June 1, 1994, the Company acquired all shares of Gasfabriek Thijssen Holding BV (later renamed Integrated Surgical Systems BV), a non-operating Netherlands corporation, for approximately $4,000. The acquisition was accounted for as a purchase. Integrated Surgical Systems BV (ISS-BV) purchases and licenses products and technology from Integrated Surgical Systems, Inc. for distribution in Europe and other markets.

The Company has incurred recurring operating losses and has an accumulated deficit of $45,800,979 as of December 31, 1999. The report of independent auditors on the Company's December 31, 1999 financial statements includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern. The Company believes that it has developed a viable plan to address these issues and that its plan will enable the Company to continue as a going concern through the end of 2000. This plan includes the expansion of the geographical markets in which its products are sold, new applications for its products, the consummation of equity financings in amounts sufficient to fund further growth, attain its product development and marketing objectives and meet its working capital demands, and the reduction of certain operating expenses as necessary. Although the Company believes that its plan will be realized, there is no assurance that these events will occur. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION

The financial position and results of operations of ISS-SA and ISS-BV are measured using their respective local currencies. The subsidiary balance sheet accounts are translated at the year-end exchange rate and statement of operations amounts are translated at the average exchange rate for the period. Translation adjustments are recorded as a separate component of stockholders' equity. Foreign currency transaction gain (loss) was ($183,197) and $129,158 during the years ended December 31, 1999 and December 31, 1998, respectively.

REVENUE RECOGNITION

Revenues from sales without significant Company obligations beyond delivery are recognized upon delivery of the products and transfer of title. Revenues pursuant to agreements which include significant Company obligations beyond delivery are deferred until the Company's remaining obligations are insignificant. Revenues are recognized net of any deferrals for estimated future contractual liabilities. Estimated future product retrofit costs for ROBODOC(R) sold for clinical trials have been accrued in the accompanying financial statements. Future retrofit costs are those expected to be required to update ROBODOC(R) to the equivalent level of performance expected to be approved by the Food and Drug Administration ("FDA").

RESEARCH AND DEVELOPMENT

Software development costs incurred subsequent to the determination of the product's technological feasibility and prior to the product's general release to customers are not material to the Company's financial position or results of operations, and have been charged to research and development expense in the accompanying consolidated statements of operations. Grants received from third parties for research and development activities are recorded as reductions of expense over the term of the agreement as the related activities are conducted. Research and development costs are expensed as incurred.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT DISTRIBUTOR (SEE NOTE 15)

The Company sells its products to companies in the healthcare industry and performs periodic credit evaluations of its customers and generally does not require collateral. The Company believes that adequate provision for uncollectible accounts receivable has been made in the accompanying financial statements. The Company maintains substantially all of its cash at four financial institutions.

FINANCIAL STATEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company invests its excess cash in various investment grade, interest-bearing securities. As of December 31, 1999, cash equivalents and short-term investments consisted of money market mutual funds. The Company has not experienced any losses on such investments.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. At December 31, 1999, the Company's entire portfolio of investments is classified as available-for-sale. These securities are stated at fair market value, determined based on quoted market prices, with the unrealized gains and losses reported in a separate component of stockholders' equity.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, over the estimated life of the security. Such amortization is included in interest income. Realized gains are included in other income (expense) in the statement of operations. The cost of securities sold is based on the specific identification method.

For purposes of reporting cash flows, the Company considers highly liquid investments with original maturities of three months or less as cash equivalents.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the bank loans approximate their fair values as of December 31, 1999, based on current incremental borrowing rates for similar types of borrowing arrangements.

Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of Statement of Financial Accounting Standards No. 107, which consist of long-term lease receivables and notes payable, do not exist and there are no quoted market prices for these assets and liabilities. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of the limited information available to the Company and because of the significance of the cost to obtain independent appraisals for this purpose.

INTANGIBLE ASSETS

The Company continually evaluates the value and future benefits of its intangible assets. The Company assesses recoverability from future operations using cash flows and income from operations of the related acquired business as measures. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, the carrying value would be reduced to estimated net realizable value if it becomes probable that the Company's best estimate for expected future cash flows of the related business would be less than the carrying amount of the related intangible assets. There have been no adjustments to the carrying amounts of intangible assets resulting from these evaluations as of December 31, 1999.

Intangible assets consist primarily of developed technology relating to the NeuroMate(R) system. In the opinion of the Company's management the developed technology was completed and had alternative future uses. Accumulated amortization on intangible assets was $1,957,760 on December 31, 1999. The estimated useful lives range from 3 to 5 years.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 3 to 5 years, or the lease term, whichever is shorter.

NET INVESTMENT IN SALES-TYPE LEASES

The net investment in sales-type leases consists of the following at December 31, 1999:

Total minimum lease payments receivable.....................  $ 686,444
Less unearned interest......................................    (78,062)
                                                              ---------
Net investment in sales type leases.........................    608,382
Less current portion (included in other current assets).....   (174,397)
                                                              ---------
Long-term net investment in sales-type leases...............  $ 433,985
                                                              =========

The following represents future minimum lease payments to be received by the Company under its net investment in sales-type leases as of December 31, 1999:

2000......................................................   240,667
2001......................................................   240,667
2002......................................................   205,111
                                                            --------
                                                            $686,444
                                                            ========

OPERATING LEASES

The Company leases certain of its ROBODOC systems to customers under cancelable operating leases. The typical lease period is 5 years and certain of the leases contain purchase options. The cost of equipment under operating leases as of December 31, 1999 was $774,029 and the related accumulated amortization thereon was $135,672.

INVENTORY

Inventory is recorded at the lower of cost (first-in, first-out method) or market and consists of materials and supplies used in the manufacture and service support of the ROBODOC(R) and NeuroMate(TM) Systems. Inventory consists of the following at December 31, 1999:

Raw materials...............................................    $1,766,365
Work-in process.............................................       742,663
Finished goods..............................................       823,163
                                                                ----------
                                                                $3,332,191
                                                                ==========

STOCK-BASED COMPENSATION

As permitted under the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price or fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

INCOME TAXES

The liability method is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings per Share. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts have been presented on the basis set forth in Statement 128 (Note 9).

SIGNIFICANT CUSTOMERS AND FOREIGN SALES

The Company recognized approximately 15% of its revenues from one customer during the year ended December 31, 1999 and 64% of its revenue from five customers each representing at least 10% of the Company's total revenue, during the year ended December 31, 1998. Foreign sales, substantially all to Western European countries, were approximately $5,794,000 and $6,005,000 for the years ended December 31, 1999 and December 31, 1998, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". SFAS 137 deferred the effective date until the first fiscal quarter of the fiscal year beginning after June 15, 2000. The Company will adopt SFAS 133 in its quarter ending March 31, 2001 and has not yet determined whether such adoption will have a material impact on the Company's financial statements.

In December, 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. The SAB states that all registrants are expected to apply the accounting and disclosures described it in. The SEC staff, however, will not object if registrants that have not applied this accounting do not restate prior financial statements provided they report a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, by cumulative catch-up adjustment no later than the second fiscal quarter of the fiscal year beginning after December 15, 1999. The Company is currently evaluating the impact, if any, of SAB 101 on its financial statements.

RECLASSIFICATIONS

Certain amounts reported in prior years financial statements have been reclassified to conform with the 1999 presentation.

3. SHORT-TERM INVESTMENTS

The company held no marketable securities on December 31, 1999. As of December 31, 1998 marketable debt securities were all classified as available for sale and consisted of 1,849,000 shares of U.S. Treasury Strips and a 1-year certificate of deposit. The treasury strips had an original cost of $1,767,773 on August 11, 1998. The net unrealized holding gain as of December 31, 1998 of $50,626 was included as a separate component of stockholders' equity. The certificate of deposit had an original cost of $200,000.

All of these marketable securities were sold during 1999 and all remaining income was realized as interest income in the Statement of Operations.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1999:

ROBODOC and NeuroMate System equipment......................  $   937,201
Other equipment.............................................    1,722,089
Furniture and fixtures......................................      308,107
Leasehold improvements......................................       45,418
                                                              -----------
                                                                3,012,815
Less accumulated depreciation...............................   (2,107,814)
                                                              -----------
                                                              $   905,001
                                                              ===========

5. INVESTMENT IN MARBELLA HIGH CARE B.V.

As of December 31, 1999 the Company owned approximately 27% of the outstanding shares of Marbella High Care B.V. ("MBHC") and accounts for its investment under the equity method. The Company recorded expenses relating to its investment and advances in MBHC of $480,000 and $317,000 for years ended December 31, 1999 and 1998, respectively. These charges are included in other income (expense).

6. BANK LOANS AND NOTE PAYABLE

Bank loans consist of the following at December 31, 1999:

Revolving line of credit established in July 1996 for five
  years with an available amount of $107,380 at December 31,
  1999, with interest accruing at 7.15% per annum. The
  amount available decreases quarterly by 5% of the original
  amount beginning October 1996.............................   107,380
Bank term loan with monthly principal and interest payments
  of approximately $1,762 over three years from May 1997,
  with interest accruing at 5.75% per annum.................     7,053
                                                              --------
                                                               114,433
Less current portion........................................   114,433
                                                              --------
Long-term bank loans........................................  $      0
                                                              ========

The bank term loan is secured by substantially all of IMMI's tangible assets (with a net book value of approximately $1,041,000 at December 31, 1999) and is guaranteed by the Company.

The Company received an interest free loan with a balance of $153,400 at December 31, 1999 from a grant organization for the development of a new system. In the case of failure of the project, the Company will have to repay approximately $38,000 of the loan. If the Company sells either a license for the related technology, the prototype developed, or articles manufactured specifically for the research project, 50% of the revenue must be paid to the grant organization in the subsequent year, up to the balance of the loan amount outstanding. According to the contract, any such payments would be considered to be an advance repayment of the loan. The Company has not made any sales of this type through December 31, 1999.

7. STOCKHOLDERS' EQUITY

COMMON STOCK

As of December 31, 1999 the Company has reserved a total of 22,587,445 shares of common stock pursuant to Series D&E Convertible Preferred Stock, warrants and options outstanding and reserved for future issuance.

INITIAL PUBLIC OFFERING

In November 1996, the Company sold in its initial public offering, a total of 1,525,000 shares of common stock at $5.00 per share and 3,272,754 warrants at $0.10 per warrant. In addition, the Company sold to its underwriter warrants to purchase an additional 343,281 shares for total consideration of $10.00. The net proceeds after underwriters' commissions and fees and other costs associated with the offering were approximately $6,137,000.

The Company issued 708,540 warrents to underwirters to purchase Common Stock or warrents. Each warrant entitles the holder to purchase one share of Common Stock or warrents at an adjusted exercise price of $2.87 per share as of December 31, 1999, subject to future adjustment in certain events, at any time during the period commencing November 20, 1997, and thereafter for a period of four years. The warrants are subject to redemption by the Company at $0.10 per warrant at any time during the exercise period on not less than 30 days prior written notice to the holders of the warrants provided certain criteria regarding the price performance of the Company's common stock are met.

EUROPEAN OFFERING

On November 20, 1997, the Company sold 1,500,000 shares of Common Stock at approximately $7.00 per share in an offering to European investors (the "European Offering"). In addition, the Company sold to its underwriters in the European Offering warrants to purchase an additional 338,412 shares for nominal consideration. The net proceeds of the European Offering were approximately $8,440,000.

Each of the warrants issued to the European Offering underwriters entitles the holder to purchase one share of common stock at an adjusted exercise price of $3.70 per share as of December 31, 1999, subject to future adjustments in certain events, at any time during the period commencing November 21, 1998, and thereafter for a period of four years.

PREFERRED STOCK

As part of a Stock Purchase Agreement in December 1995 the Company sold a warrant for $1,333,333 to purchase 1,386,390 shares of Series D Preferred Stock at $0.01 per share, and in February 1996 sold a warrant for $666,667 to purchase 693,194 shares of Series D Preferred Stock at $0.01 to per share. On October 29, 1997, the Company and IBM executed an amendment to the Stock Purchase Agreement pursuant to which the Company and IBM agreed that these combined warrants to purchase 2,274,066 shares of Series D Preferred Stock would be exercisable only for 2,274,066 shares of Common Stock at $0.01 to $0.07 per share. The warrants expire on December 31, 2005 and have not been exercised as of December 31, 1999. Also on October 29, 1997, the Company delivered to CA IB Investmentbank AG ("CA IB") an agreement not to issue any shares of Common Stock, or any warrants, options or other rights to subscribe for or purchase shares of Series D Preferred Stock, or any other securities convertible into or exercisable or exchangeable for, Series D Preferred Stock, without the consent of CA IB. In addition, the Company's management caused the Board of Directors to present a resolution at the annual meeting of the Company's stockholders to amend the Company's Restated Certificate of Incorporation to eliminate the Series D Preferred Stock therefrom. On April 28, 1998 elimination of Series D Preferred Stock was adopted by the Company's stockholders.

In November 1996, the Board of Directors amended, and the stockholders subsequently approved, the Company's Articles of Incorporation to authorize 1,000,000 shares of undesignated preferred stock. Preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and designation of any such series without any vote or action by the Company's stockholders.

CONVERTIBLE PREFERRED STOCK

Since September 1998, we have received aggregate net proceeds of approximately $11.4 million from the sale of six series of our convertible preferred stock. Information concerning these convertible preferred stock financings is set forth below.

                             SHARES OF
                             PREFERRED
                               STOCK        NET
SERIES      DATE OF SALE       SOLD       PROCEEDS
------   ------------------  ---------   ----------
 A       September 10, 1998    3,520     $3,300,447
 B       March 26, 1999        1,000        916,918
 C       June 10, 1999           750        658,190
 D       June 30, 1999         2,000      1,861,549
 E       July 30, 1999         3,000      2,819,484
 F       February 22, 2000     2,000      1,880,000

Each series of convertible preferred stock has a stated value of $1,000 per share and is convertible into common stock at a conversion price equal to 85% of the lowest sale price of the Common Stock on the Nasdaq SmallCap Market over the five trading days preceding the date of conversion (the "Market Price") subject to a maximum conversion price. The number of shares of common stock that may be acquired upon conversion is determined by dividing the stated value of the number of shares of convertible preferred stock to be converted by the conversion price. As of December 31, 1999, 1,725 shares of series D convertible preferred stock and 1,200 shares of Series E convertible preferred stock were outstanding. No other shares of preferred stock were outstanding. On February 7, 2000 the Company redeemed the remaining outstanding shares of series E convertible preferred stock for a total redemption price of $1,185,000, or $1,000 per share, the stated value of a share of series E convertible preferred stock.

The maximum conversion price for the series D and series F preferred stock is $1.22 per share. There is no minimum conversion price for any series of convertible preferred stock.

Holders of series D convertible preferred stock may convert 25% of their shares commencing September 29, 1999, 50% of their shares commencing October 28, 1999, 75% of their shares commencing November 27, 1999 and 100% of their shares commencing December 27, 1999. The Company may require holders to convert all (but not less than all) of the Series D convertible preferred stock at any time after June 30, 2002, or buy out all outstanding shares, at the then conversion price.

The number of shares of Common Stock issued upon conversion of each series of convertible preferred stock as of December 31, 1999 was as follows: series A -- 2,867,135; series B -- 459,831; series C -- 563,497; series D -- 219,961; series E -- 1,477,823. The average actual conversion price for shares of each series of convertible preferred stock converted into shares of Common Stock as of December 31, 1999 was as follows: series A -- $2.23; Series B -- $2.17; Series C -- $1.33; Series D -- $1.61; Series E -- $1.22.

The value assigned to the beneficial conversion feature is based upon the quoted market price of the Company's Common Stock on the date the convertible preferred stock was sold which represents a discount to the value of each series of convertible preferred stock (the "Discount"). The Discount is being accreted using the straightline method over certain conversion periods. The following table sets forth information pertaining to the beneficial conversion feature for each series of convertible preferred stock.

                                                    VALUE ASSIGNED TO                 ACCRETION
                                              BENEFICIAL CONVERSION FEATURES    ----------------------
SERIES                                               AT DATE OF SALE              1998         1999
------                                        ------------------------------    --------    ----------
A...........................................             $616,000               $376,264    $  239,736
B...........................................              176,471                     --       176,471
C...........................................              143,793                     --       143,793
D...........................................              352,941                     --       352,941
E...........................................              529,559                     --       509,559
                                                         --------               --------    ----------
                                                        1,818,764                376,264     1,422,500

No series of convertible preferred stock entitles holders to dividends or voting rights, unless required by law or with respect to certain matters relating to a particular series of convertible preferred stock.

The Company may redeem the series D convertible preferred stock upon written notice to the holders of the series D convertible preferred stock at any time after the earlier of December 30, 1999 and the closing of a registered firm underwritten secondary offering of equity securities, at a redemption price equal to the greater of $1,500 per share and the Market Price of the shares of Common Stock into which such series D convertible preferred stock could have been converted on the date of the notice of redemption. All other series of convertible preferred stock have been converted as of December 31, 1999 except series E which was subsequently converted and redeemed in February, 2000.

The following table summarizes information about warrants issued in connection with each series of convertible preferred stock and outstanding as of December 31, 1999:

                                                        ISSUE              WARRANTS        EXERCISE
SERIES                                                   DATE               ISSUED          PRICE
------                                            ------------------    ---------------    --------
A...............................................  September 10, 1998        44,000          $2.00
B...............................................      March 26, 1999        12,500           2.28
C...............................................       June 10, 1999         9,375           2.15
D...............................................       June 30, 1999        25,000           3.41
E...............................................       July 30, 1999        37,500           4.39

The warrants are exercisable upon vesting and expire between March 5, 2002 and February 11, 2003. The exercise price and the number of shares of Common Stock issuable upon conversion are subject to adjustment based upon certain future events. None of the warrants had been exercised as of December 31, 1999.

ISSUANCE OF STOCK AND STOCK WARRANTS

In September 1997, the Company issued 4,500 shares of Common Stock and warrants to purchase 55,132 shares of Common Stock (with an aggregate estimated fair value of $93,885) to Rickel & Associates, Inc. for services performed in connection with the acquisition of IMMI. The warrants have an exercise price of $7.50 per share and expire in September 2002.

The Company issued shares of Common Stock to Trinity Capital Advisors, Inc. for financial advisory services performed in connection with each series of convertible preferred stock as follows:

                                   AGGREGATE ESTIMATED
             DATE       NUMBER OF     FAIR VALUE AT
SERIES      ISSUED       SHARES       DATE OF ISSUE
------      ------      ---------  -------------------
  A     September 1998    5,000          $20,625
  B       March 1999      1,429            2,903
  C       June 1999       1,071            1,941
  D       June 1999       2,856            8,479
  E      August 1999      4,284           13,923

On December 14, 1999 the Company issued and sold to ILTAG International Licensing Holding S.A.L., Bernd Herrmann and Urs Wettstein an aggregate of 2,922,396 shares of Common Stock and three-year warrants to purchase an additional 11,700,000 shares of common stock under a Stock and Warrant Purchase Agreement dated as of October 1, 1999. The purchase price for the shares and warrants was $4 million. The warrants vest immediately, are exercisable at $1.02656 per share and expire in December, 2002. The warrants are exercisable for three years after the date of issue. None of the warrants have been exercised as of December 31, 1999.

STOCK OPTION PLANS

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options.

The Company established a stock option plan in 1991 (the "1991 Plan") and on December 13, 1995, it established a new stock option plan (the "1995 Plan"). The Company adopted a third plan on April 28, 1998 (the "1998 Plan"). Certain employees of the Company surrendered their options under the 1991 Plan in return for new and additional options granted under the 1995 Plan. During the year ended December 31, 1998, the Company reduced the exercise prices of certain outstanding stock options with exercise prices ranging from $4.31 to $8.63 (377,752 options) to $3.00 per share which was the fair market value of common stock as determined by the Company's Board of Directors on the date of repricing. Officers, employees, directors and consultants to the Company may participate in the Plans. Options granted under the Plans may be incentive stock options or non-statutory stock options. 1,876,624 shares of the Company's common stock have been reserved for issuance under the Plans. Options granted generally have a term of ten years from the date of the grant. The exercise price of incentive stock options granted under the Plans may not be less than 100% of the fair market value of the Company's common stock on the date of the grant. The exercise price of non-statutory stock options granted under the Plans may not be less than 85% of the fair market value of the Company's common stock on the date of the grant. For a person who, at the time of the grant, owns stock representing 10% of the voting power of all classes of Company stock, the exercise price of the incentive stock options or the non-statutory stock options granted under the Plans may not be less than 110% of the fair market value of the common stock on the date of the grant.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998, respectively: risk-free interest rates of 6.0% and 5.0%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 0.91 and 0.77; and an expected life of the option of 4 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's pro forma information follows:

                                                      1999            1998
                                                  ------------    ------------
Pro forma net loss..............................  $(11,908,599)   $(10,997,076)
Pro forma basic net loss per share..............  $      (1.51)   $      (1.97)

The following summarizes activity under the Plans for the years ended December 31, 1998 and 1999:

                                                                      WEIGHTED
                                                      NUMBER OF       AVERAGE
                                                       SHARES      EXERCISE PRICE
                                                      ---------    --------------
Outstanding at December 31, 1997 (at $0.07 to $8.88
  per share)........................................  1,203,373        $1.97
  Granted (at $2.84 to $6.06 per share).............    724,252         3.23
  Canceled (at $.07 to $8.88 per share).............   (456,356)        5.33
  Exercised (at $.07 to $2.07 per share)............   (142,010)        0.11
                                                      ---------
Outstanding at December 31, 1998 (at $0.07 to $8.88
  per share)........................................  1,329,259        $1.93
                                                      ---------
  Granted (at .01 to 3.94 per share)................    167,288         2.41
  Canceled (at .01 to 8.63 per share)...............    (46,767)        4.43
  Exercised (at .01 to 0.10 per share)..............    (80,436)        0.07
Outstanding at December 31, 1999 (at .07 to 8.63 per
  share)............................................  1,369,344        $1.40
                                                      =========

All options granted in 1998 were granted with option prices equal to the fair market value of the Company's stock on the grant date. The weighted average exercise price of options granted in 1998 was $3.23 and the weighted average grant date fair value of these options was $1.47.

The weighted average exercise price of options granted in 1999 with option prices equal to the fair market value of the Company's stock on the grant date was $3.13 and the weighted average grant date fair value of these options was $2.08.

The weighted average exercise price of options granted in 1999 with option prices less than the fair market value of the company's stock on the date of grant was 1.50 and the weighted average grant date fair value of these options was 2.33.

The following summarizes information related to options outstanding and options exercisable at December 31, 1999:

                                            WEIGHTED AVERAGE
                              WEIGHTED         REMAINING                        WEIGHTED
 EXERCISE      OPTIONS        AVERAGE       CONTRACTUAL LIFE     OPTIONS        AVERAGE
  PRICE      OUTSTANDING   EXERCISE PRICE      (IN YEARS)      EXERCISABLE   EXERCISE PRICE
----------   -----------   --------------   ----------------   -----------   --------------
$0 - $ .99      639,531        $0.07              5.9            625,703         $0.07
$1 - $1.99       48,000        $1.74              9.6              4,000         $1.88
$2 - $2.99       45,056        $2.72              9.2             12,234         $2.65
$3 - $3.99      447,648        $3.12              8.7            162,161         $3.11
$4 - $4.99       40,500        $4.71              8.4             15,865         $4.73
$5 - $6.99      102,109        $5.33              7.0             73,722         $5.29
$7 - $8.88       46,500        $7.88              7.7             30,884         $7.91
              ---------        -----              ---            -------         -----
              1,369,344        $2.01              7.3            924,569         $1.40
              ---------        -----              ---            -------         -----

Of the options outstanding at December 31, 1999, options to purchase 924,569 shares of common stock were immediately exercisable at a weighted-average exercise price of $1.40 per share. A total of 216,926 shares were still available for grant under the 1995 Plan at December 31, 1999. A total of 290,354 shares were still available for grant under the 1998 Plan at December 31, 1999.

During the year ended December 31, 1996, the Company recorded deferred stock compensation of $783,666 relating to stock options granted during the period with exercise prices less than the estimated fair value of the Company's common stock, as determined by an independent valuation analysis, on the date of grant. The deferred stock compensation is being amortized into expense over the vesting period of the stock options which generally range from 3 to 5 years. Deferred compensation relating to stock options which vested immediately was expensed on the date of grant. The Company recorded a reduction of $5,675 and $22,540 in deferred stock compensation relating to canceled options in 1999 and 1998, respectively. Compensation expense of $69,450 and $131,352 was recorded during the years ended December 31, 1999 and 1998, respectively, relating to these options. The remaining $10,513 will be amortized into expense in future periods.

8. INCOME TAXES

The income tax provisions for the years ended December 31, 1999 and 1998 are comprised of currently payable state franchise taxes and currently payable foreign income taxes.

Deferred taxes result from temporary differences in the recognition of certain revenue and expense items for income tax and financial reporting purposes. The significant components of the Company's deferred taxes as of December 31, 1999 and 1998 are as follows:

                                                               1999           1998
                                                           ------------    -----------
Deferred tax assets:
  Net operating loss carryover...........................  $  8,085,000    $ 5,842,000
  Research and Development Credit........................     1,261,000        559,000
  Research and development...............................       417,000        285,000
  Accrued product retrofit costs.........................        83,000         54,000
  Inventory..............................................       192,000        330,000
  Depreciation...........................................       224,000        109,000
  Stock compensation.....................................       285,000        256,000
  Loss on investment.....................................       319,000        230,000
  Deferred income........................................       506,000        358,000
  Other..................................................       100,000       (311,000)
                                                           ------------    -----------
                                                             11,472,000      7,712,000
Less: Valuation allowance................................   (11,472,000)    (7,712,000)
                                                           ------------    -----------
Net deferred taxes.......................................  $         --    $        --
                                                           ============    ===========

The Company expects the carryforward amounts will not be utilized prior to the expiration of the carryforward periods.

The principal reasons for the difference between the effective income tax rate and the federal statutory income tax rate are as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                               1999           1998
                                                            -----------    -----------
Federal benefit expected at statutory rates...............  $(3,445,977)   $(3,481,777)
Domestic net operating loss with no current benefit.......    2,978,323      3,012,575
Effect of foreign loss with no current benefit............      467,654        469,202
Other taxes...............................................      (13,155)        14,000
Foreign income taxes......................................           --         13,235
                                                            -----------    -----------
                                                            $   (13,155)   $    27,235
                                                            ===========    ===========

As a result of stock sales a change of ownership (as defined in Section 382 of the Internal Revenue Code of 1986, as amended) has occurred. As a result of this change, the Company's federal and state net operating loss carryforwards will be subject to a total annual limitation in the amount of approximately $400,000.

The Company has at December 31, 1999 a net operating loss carryover of approximately $22,712,000 for federal income tax purposes which expires between 2005 and 2014, a net operating loss carryforward of approximately $6,110,000 for state income tax purposes which expires through 2004, and a net operating loss carryforward of approximately $1,615,000 for foreign income tax purposes of which approximately $769,000 expires between 2000 and 2004. The Company has at December 31, 1999 research and development credit carryovers of approximately $572,000 and $689,000 for federal and state income tax purposes, respectively.

The Company paid $800 for income and franchise taxes during each of the two years ended December 31, 1999 and 1998. The valuation allowance increased by $2,194,000 in 1998 and $1,718,000 in 1997.

9. NET LOSS PER SHARE INFORMATION

As of December 31, 1999, outstanding options to purchase 1,369,344 shares of common stock (with exercise prices ranging from $0.01 to $8.88), outstanding warrants to purchase 18,820,560 shares of common stock (with exercise prices from $0.07 to $8.26) and 2,397,541 shares of common stock issuable upon conversion of Series D and E Preferred Stock could potentially dilute basic earnings per share in the future and have not been included in the computation of diluted net loss per share because to do so would have been antidilutive for the periods presented.

10. COMMITMENTS

The Company leases its U.S. facility under a non-cancelable operating lease. The lease is for a term of seven years and expires on June 2, 2005. The lease provides for rent of $29,229 per month during the first year of the lease (plus real estate taxes and assessments, utilities and maintenance), subject to adjustment in subsequent years for cumulative increases in the cost of living index, not to exceed 4% per year.

The Company leases its European facility under a non-cancelable operating lease. The lease is for a term of eight years and expires on 2006. The lease provides for rent of $7,197 per month.

Future payments under non-cancelable facility operating leases are approximately as follows:

2000...................................................       440,000
2001...................................................       450,000
2002...................................................       457,000
2003...................................................       465,000
2004...................................................       242,000
Thereafter.............................................       182,000
                                                           ----------
                                                           $2,236,000
                                                           ==========

Aggregate rental expense under these leases amounted to $422,000 and $309,000 during the years ended December 31, 1999 and 1998, respectively.

Future minimum payments under non-cancelable equipment operating leases are approximately as follows:

2000.....................................................     11,000
2001.....................................................     11,000
2002.....................................................     11,000
2003.....................................................     11,000
                                                             -------
                                                             $44,000
                                                             =======

Rental expense for these non-cancelable equipment operating leases during the years ended December 31, 1999 and 1998 was approximately $11,000 and $41,000, respectively.

11. CONTINGENCIES

The Company has from time to time been notified of various claims incidental to its business that are not the subject of pending litigation. While the results of claims cannot be predicted with certainty, the Company believes that the final outcome of all such matters will not have a materially adverse effect on its consolidated financial position, results of operations or cash flows.

12. NIST GRANT

During 1994, the Company received notification it was awarded a $1,960,000 National Institute of Science and Technology ("NIST") grant from the U.S. Department of Commerce ("USDC"). The grant is shared by the Company and two strategic partners to fund approximately 49% of a $4 million joint development project to adapt the ROBODOC System for use in hip revision surgery. The development project and related NIST Grant began in 1995 and ended in 1999. The Company received approximately $129,000 and $514,000 in proceeds under this grant during the years ended December 31, 1999, and 1998, respectively.

13. ANVAR GRANT

During 1996, IMMI received notification it was awarded a $222,492 grant from the French agency Agence Nationale de Valorisation de la Recherche ("ANVAR") which is a French national agency established to aid research and development projects. The grant is to fund the clinical tests to be performed at two university hospitals on the NeuroMate system over a period of fifteen months commencing March 1997. IMMI received $173,595 in proceeds under this grant during the year ended December 31, 1997. The grant income is being recognized ratably over the project period.

14. EMPLOYEE STOCK PURCHASE PLAN

Shareholders approved and the Board of Directors adopted the Company's Employee Stock Purchase Plan (the "Purchase Plan") at the annual Shareholders meeting held April 28, 1998. The Purchase Plan provides all eligible employees an opportunity to acquire a proprietary interest in the Company on a payroll deduction or other compensation basis at a 15% discount. The Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The Purchase Plan covers an aggregate of 300,000 shares of the Company's Common Stock. As of December 31, 1999, no offerings have been made to employees.

15. DISTRIBUTION AGREEMENT

The Company has entered into a distribution agreement, dated November 12, 1999, with Spark 1st Vision GmbH & Co. KG, a German company, that gives the distributor the exclusive right to distribute the Company's products in Europe, the Middle East and Africa through 2003. The distributor is obligated to purchase a minimum of 24 ROBODOC systems during 2000 and 32 ROBODOC systems during 2001. The distributor is required to pay the Company advance payments of $200,000 per month for the first six months of 2000, $300,000 per month for the remainder of 2000, and $400,000 per month for 2001, to be applied as a credit against the products purchased. However, the distributor has no minimum purchase or advance payment obligation after 2001, even though it will retain exclusive rights to distribute the Company's products in Europe, the Middle East and Africa through 2003. The distributor's only obligation to the Company after 2001 is to pay for products that it purchases. The distributor's liability to the Company under the distribution agreement is limited to $1 million, exclusive of the minimum purchase obligation. The Company will continue to receive service contract revenues and bear the cost of maintenance, training and customer support. The distribution agreement will eliminate marketing; sales and administrative expenses associated with the Company's European activities and provide the Company with a more predictable source of revenues based upon the minimum purchase commitments of the distributor. The Company believes that the terms of the distribution agreement are as fair to the Company as those that could have been obtained from an unaffiliated party.

As of March 30, 2000 the Company had only received the advance payments from the distributor for January , and had not received any orders for the Company's products from the distributor.

INTEGRATED SURGICAL SYSTEMS, INC.
Condensed Consolidated Balance Sheet
(Unaudited)

                                                         June 30,
                                                           2000
                                                       -------------
ASSETS
Current Assets:
  Cash and cash equivalents...........................   $1,055,615
  Accounts receivable less allowance for
    doubtful accounts of $327,765.....................      345,008
  Inventory...........................................    4,090,794
  Other current assets................................      802,493
                                                       -------------
Total current assets..................................    6,293,910
Property and equipment, net...........................      863,557
Leased equipment, net.................................      495,692
Long-term net investment in sales type leases.........      277,118
Intangible assets, net................................    1,758,980
Other assets..........................................       12,340
                                                       -------------
Total Assets..........................................   $9,701,597
                                                       =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................     $583,682
  Value-added taxes payable...........................      110,582
  Accrued payroll and related expenses................      411,726
  Customer deposits...................................    1,330,700
  Accrued product retrofit costs......................      207,953
  Current portion of bank loans.......................       73,529
  Other current liabilities...........................      453,868
                                                       -------------
Total current liabilities.............................    3,172,040
                                                       -------------
Bank loans, long-term.................................       52,187
Note payable..........................................      145,600
Commitments and Contingencies
Stockholders' equity:
  Convertible preferred stock, $0.01 par value
  1,000,000 shares authorized; 2,529 shares issued
  and outstanding   ($2,528,750 aggregate liquidation
  value)..............................................           25
  Common stock, $0.01 par value, 50,000,000 shares
    authorized; 16,929,965 shares issued and
    outstanding ......................................      169,299
    Additional paid-in capital .......................   59,095,104
    Deferred stock compensation ......................       (5,256)
    Accumulated other comprehensive loss .............     (589,569)
    Accumulated deficit ..............................  (52,337,833)
                                                       -------------
Total stockholders' equity............................    6,331,770
                                                       -------------
Total liabilities and stockholder's equity ...........   $9,701,597
                                                       =============

See notes to consolidated financial statements.

INTEGRATED SURGICAL SYSTEMS, INC.
Condensed Consolidated Statements of Operations
(Unaudited)

                                 Three Months Ended         Six Months Ended
                                      June 30,                  June 30,
                             ------------------------- -------------------------
                                 2000         1999         2000         1999
                             ------------ ------------ ------------ ------------
Net sales...................  $1,310,882     $629,236   $2,041,026   $2,915,959
Cost of sales...............     556,153      446,238      898,493    1,551,617
                             ------------ ------------ ------------ ------------
 Gross margin                    754,729      182,998    1,142,533    1,364,342
                             ------------ ------------ ------------ ------------
Operating expenses:
 Selling, general and
   administrative...........   1,283,047    1,510,643    2,397,866    3,102,543
 Research and development...   1,285,020    1,196,240    3,032,413    2,825,946
                             ------------ ------------ ------------ ------------
Total operating expenses....   2,568,067    2,706,883    5,430,279    5,928,489
Other income (expense):
 Interest income............      18,632      103,088       38,182      140,216
 Other......................     893,746        6,718      717,347     (281,469)
                             ------------ ------------ ------------ ------------
Loss before provision for
  income taxes..............    (900,960)  (2,414,079)  (3,532,217)  (4,705,400)
Provision for income taxes..       6,000       15,565       15,000       30,259
                             ------------ ------------ ------------ ------------
Net loss....................    (906,960)  (2,429,644)  (3,547,217)  (4,735,659)
Preferred stock accretion...    (317,647)    (263,969)  (2,989,640)    (508,607)
                             ------------ ------------ ------------ ------------
Net loss applicable to
  common stockholders....... ($1,224,607) ($2,693,613) ($6,536,857) ($5,244,266)
                             ============ ============ ============ ============

Basic net loss per
  common share..............      ($0.07)      ($0.40)      ($0.40)      ($0.84)
Shares used in computing
  basic net loss per-share..  16,905,473    6,713,469   16,241,648    6,220,227
                             ============ ============ ============ ============

See notes to consolidated financial statements.

INTEGRATED SURGICAL SYSTEMS, INC.
Condensed Consolidated Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
(Unaudited)

                                                    Six Months Ended
                                                        June 30,
                                                --------------------------
                                                     2000          1999
                                                ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................... ($3,547,217)  ($4,735,659)
Adjustment to reconcile net loss to net cash
 used in operating activities:
   Depreciation................................     293,240       358,817
   Amortization of intangible assets...........     416,958       419,520
   Unrealized gain on securities...............         --        (50,626)
   Stock compensation..........................     199,835        79,984
Changes in operating assets and liabilities:
      Accounts Receivable......................      66,582       993,179
      Inventory................................    (828,790)     (884,543)
      Other current assets.....................     (89,379)       56,623
      Accounts payable.........................  (1,037,461)    1,299,435
      Value added taxes payable................      54,559        39,280
      Accrued payroll and related expenses.....      13,337       (21,162)
      Customer deposits........................    (106,147)      648,714
      Other current liabilities................     401,091       284,611
      Note Payable.............................         --         13,800
                                                ------------  ------------
Net cash used in operating activities..........  (4,163,392)   (1,498,027)
                                                ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in marketable securities............         --      1,978,582
Net investments in sales type leases...........         --       (319,753)
Principal payments received on sales type lease     147,503           --
Purchases of property and equipment............    (233,047)      (64,726)
Decrease in other assets.......................         --            218
                                                ------------  ------------
Net cash provided by (used in) investing
  activities...................................     (85,544)    1,594,321
                                                ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (payments) bank loans.................     (35,278)     (744,953)
Proceeds from issuance of preferred stock......   3,480,096     3,405,912
Redemption of Series E preferred stock.........  (1,185,000)          --
Proceeds from exercise of stock options........      30,801        16,330
                                                ------------  ------------
Net cash provided by financing
  activities...................................   2,290,619     2,677,289
                                                ------------  ------------
Effect of exchange rate changes on cash
   and cash equivalents........................      95,916      (644,089)
                                                ------------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..................................  (1,862,401)    2,129,494
Cash and cash equivalents at beginning
  of period....................................   2,918,016       223,581
                                                ------------  ------------
Cash and cash equivalents at end of period.....  $1,055,615    $2,353,075
                                                ============  ============

See notes to consolidated financial statements.

INTEGRATED SURGICAL SYSTEMS, INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

June 30, 2000

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto included in Integrated Surgical Systems, Inc.'s annual report on Form 10-KSB and Form 10-KSB/A for the year ended December 31, 1999.

In December, 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. The SAB states that all registrants are expected to apply the accounting and disclosures described in it. The SEC staff, however, will not object if registrants that have not applied this accounting do not restate prior financial statements provided they report a change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, by cumulative catch-up adjustment no later than the fourth fiscal quarter of the fiscal year beginning after December 15, 1999. The Company is currently evaluating the impact, if any, of SAB 101 on its financial statements.

NOTE B - INVENTORIES

The components of inventory consist of the following:

                                                 June 30,
                                                   2000
                                              -------------
        Raw materials........................ $  2,763,624
        Work in process......................      905,602
        Finished goods.......................      421,568
                                              -------------
                                              $  4,090,794
                                              =============

NOTE C - CONVERTIBLE PREFERRED STOCK

In February, 2000, the Company received net proceeds of approximately $1,880,000 from the sale of 2,000 shares of Series F Convertible Preferred Stock ("Series F Preferred Stock") and warrants ("Warrants") to purchase 12,500 shares of common stock ("Common Stock"), par value $.01 per share.

The Series F Preferred Stock is convertible into shares of Common Stock, at the option of the holder, subject to certain limitations, discussed below. The number of shares of Common Stock issuable upon conversion of the Series F Preferred Stock is equal to the quotient of (x) the product of $1,000 (the stated value of each share of Series F Preferred Stock) and the number of shares of Series F Preferred Stock to be converted and (y) 85% of the lowest sale price of the Common Stock on the Nasdaq SmallCap Market during the five trading days preceding the date of conversion (the "Market Price"), but in no event more than $1.22 (the "Conversion Price").

The Company may require holders to convert all (but not less than all) of the Series F Preferred Stock at any time after February 8, 2003, or buy out all outstanding shares, at the then Conversion Price.

The value assigned to the Beneficial Conversion Feature, as determined using the quoted market price of the Company's Common Stock on the date the Series F Preferred Stock was sold, amounted to approximately $2,652,000, which represents a discount to the value of the Series F Preferred Stock (the "Discount".) The Discount was charged against income in February 2000.

Holders of Series F Preferred Stock are not entitled to dividends and have no voting rights, unless required by law or with respect to certain matters relating to the Series F Preferred Stock.

The Company may redeem the Series F Preferred Stock upon written notice to the holders of the Series F Preferred Stock at any time after the earlier of August 8, 2000 and the closing of a registered secondary offering of equity securities, at a redemption price equal to the greater of $1,500 per share and the Market Price of the Shares of Common Stock into which such Series F Preferred Stock could have been converted on the date of the notice of redemption.

The Warrants are exercisable at any time during the period commencing August 8, 2000 and ending August 8, 2003, at an exercise price of $2.375, subject to adjustment. The Conversion Price and the number of shares of Common Stock issuable upon conversion are subject to adjustment based upon certain future events.

On May 30, 2000, the Company received net proceeds of $1,649,000 from the sale of 1,800 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock") and warrants ("Warrants") to purchase 63,000 shares of common stock ("Common Stock"), par value $.01 per share.

The Series G Preferred Stock is convertible into shares of Common Stock, at the option of the holder, subject to certain limitations, discussed below. The number of shares of Common Stock issuable upon conversion of the Series G Preferred Stock is equal to the quotient of (x) the product of $1,000 (the stated value of each share of Series G Preferred Stock) and the number of shares of Series G Preferred Stock to be converted and (y) 85% of the lowest sale price of the Common Stock on the Nasdaq SmallCap Market during the five trading days preceding the date of conversion (the "Market Price"), but in no event more than $1.63 (the "Conversion Price").

The Company may require holders to convert all (but not less than all) of the Series G Preferred Stock at any time after November 30, 2003, or buy out all outstanding shares, at the then Conversion Price.

The value assigned to the Beneficial Conversion Feature, as determined using the quoted market price of the Company's common stock on the date the Series G Preferred Stock was sold, amounted to $318,000, which represents a discount to the value of the Series G Preferred Stock (the "Discount".) The Discount was accreted during the month of June, 2000.

Holders of Series G Preferred Stock are not entitled to dividends and have no voting rights, unless required by law or with respect to certain matters relating to the Series G Preferred Stock.

The Company may redeem the Series G Preferred Stock upon written notice to the holders of the Series G Preferred Stock at any time after the earlier of November 30, 2000 and the closing of a registered firm underwritten secondary offering of equity securities, at a redemption price equal to the greater of $1,500 per share and the Market Price of the Shares of Common Stock into which such Series G Preferred Stock could have been converted on the date of the notice of redemption.

The Warrants are exercisable at any time during the period commencing November 30, 2000 and ending November 30, 2003, at an exercise price of $1.625, subject to adjustment. The Conversion Price and the number of shares of Common Stock issuable upon conversion are subject to adjustment based upon certain future events.

NOTE D - NET LOSS PER SHARE

As of June 30, 2000, outstanding options to purchase 1,762,098 shares of Common Stock (with exercise prices ranging from $0.07 to $8.63) and outstanding warrants to purchase 13,518,277 shares of Common Stock (with exercise prices ranging from $0.01 to $4.39) could potentially dilute basic earnings per share in the future and have not been included in the computation of diluted net loss per share because to do so would have been antidilutive for the periods presented.

NOTE E - ACCUMULATED OTHER COMPREHENSIVE LOSS

As of January 1, 1998, the Company adopted Statement 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

The following table sets forth this computation of comprehensive loss:

                                 Three Months Ended         Six Months Ended
                                      June 30,                  June 30,
                             ------------------------- -------------------------
                                 2000         1999         2000         1999
                             ------------ ------------ ------------ ------------
Net loss....................   ($906,960) ($2,429,644) ($3,547,217) ($4,735,659)
Other comprehensive income
 (loss):
Unrealized gain (loss) on
  available for sale
  securities................           0            0            0       14,683
Foreign currency
  translation...............     (19,374)    (377,270)    (102,239)    (709,398)
                             ------------ ------------ ------------ ------------
Comprehensive loss..........   ($926,334) ($2,806,914) ($3,649,456) ($5,430,374)
                             ============ ============ ============ ============

NOTE F - TERMINATION OF DISTRIBUTION AGREEMENT

On May 9, 2000 we entered into an agreement with Spark 1st Vision GmbH and Co. KG terminating the agreement that granted Spark 1st Vision exclusive distribution rights for our products in Europe, the Middle East and Africa. We received approximately $1,000,000 from Spark 1st Vision in connection with the termination in settlement of its obligations under the distribution agreement.